Exhibit 99.1

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, NOVEMBER 23, 2020

OCTOBER 16, 2020

This Notice of Meeting and Management Information Circular (the “Information Circular”) contains certain forward-looking information within the meaning of applicable Canadian Securities Laws (as defined in the Glossary attached hereto as Appendix “E”). Readers should review the cautionary statement set out under the heading “Cautionary Statements” in this Information Circular.

Shareholders of Obsidian Energy Ltd. (“Obsidian Energy” or the “Corporation”) should carefully consider the matters described under the heading “Risk Factors” in this Information Circular for a discussion of various risk factors Shareholders should consider in voting their Common Shares (as defined in the Glossary attached hereto as Appendix “E”).

This Information Circular contains a summary of the Offer (as defined in the Glossary attached hereto as Appendix “E”) and is qualified in its entirety by the more detailed information contained in the Offer and Circular (as defined in the Glossary attached hereto as Appendix “E”) and the letter of transmittal and notice of guaranteed delivery that were provided with the Offer and Circular. Each of these documents are available under Bonterra Energy Corp.’s (“Bonterra”) profile on SEDAR at www.sedar.com and the Corporation’s website at www.obsidianenergy.com/letter-to-bne-shareholders/. You should read each of these documents in their entirety. See “Matters to be Considered at the Meeting – Issuance Resolution – The Offer”.

Except as otherwise noted in this document, the information concerning Bonterra has been taken from, or is based upon, publicly available information filed by Bonterra with Securities Regulatory Authorities (as defined in the Glossary attached hereto as Appendix “E”) and other public sources available as of October 16, 2020. Bonterra has not reviewed this Information Circular and has not confirmed the accuracy and completeness of the information concerning Bonterra set out herein. See “Cautionary Statements – Notice Regarding Bonterra Information”.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters which pertain to their individual circumstances.

October 16, 2020

Dear Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Common Shares”) of Obsidian Energy Ltd. (“Obsidian Energy” or the “Corporation”), which is to be held at the corporate head office of Obsidian Energy, located at 200 – 207 9th Avenue SW Calgary, Alberta on Monday, November 23, 2020, at 9:00 a.m. (Mountain Standard Time). At the Meeting, you will be asked to consider and, if thought advisable, pass an ordinary resolution (the “Issuance Resolution”) approving the issuance of up to 72,282,992 Common Shares to the holders (“Bonterra Shareholders”) of common shares (“Bonterra Shares”) of Bonterra Energy Corp. (“Bonterra”) in connection with the exchange offer (the “Offer”) made by the Corporation to Bonterra Shareholders to purchase all of the Bonterra Shares.

On September 21, 2020, Obsidian Energy formally commenced its Offer to purchase all of the Bonterra Shares, including any Bonterra Shares that may become issued and outstanding after September 21, 2020 but prior to 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless the Offer is extended, accelerated or withdrawn by the Corporation. Bonterra Shareholders who accept the Offer will be entitled to receive, in exchange for their Bonterra Shares, two (2) Common Shares per Bonterra Share tendered to the Offer.

Under the policies of the Toronto Stock Exchange (the “TSX”), in order for the Corporation to issue Common Shares to the Bonterra Shareholders in connection with the Offer, the Issuance Resolution must be approved by a majority of votes cast by Shareholders present in person or represented by proxy at the Meeting. The TSX has conditionally approved the listing of the Common Shares to be issued by the Corporation under the Offer. Such listing is subject to the Corporation fulfilling all listing requirements of the TSX. As at the date hereof, the Corporation will, subject to any future issuance of Bonterra Shares or securities convertible or exchangeable into Bonterra Shares, issue approximately up to 72,282,992 Common Shares under the Offer. The resulting share ownership percentages of Obsidian Energy after the closing of the transaction will be approximately 52% to Shareholders and 48% to Bonterra Shareholders (calculated on a non-diluted basis).

Obsidian Energy believes that the Offer represents a unique and compelling opportunity to create a larger, well-positioned Cardium leader, with a far superior future than either company could achieve on a standalone basis. By combining the companies, Shareholders are expected to benefit from being part of a stronger, Cardium-focused company, with a lower cost structure and improved capital efficiency, generating substantially more free cash flow than either company could standalone. With increased cash flow available to accelerate debt repayment, the combined entity could achieve an improved financial position and create a clear path to significant share price appreciation. The benefits of this transaction include:

•	Creates the Cardium Champion with enhanced scale and capital markets relevance

•

Up to C$100 million expected in identified financial, operational and other synergies over the first three years resulting in significantly improved free cash flow and improved leverage ratios versus the two companies standalone

•	Synergy realizations allow for the potential for significant per share value appreciation as the benefits accrue to Shareholders

THE OBSIDIAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ISSUANCE RESOLUTION.

The accompanying Notice of Meeting and Management Information Circular of the Corporation contains a description of the Offer, Bonterra and certain risk factors associated with the Offer and the issuance of the Common Shares under the Offer. Please give this material your careful consideration; should you require assistance, please consult your financial, legal, tax or other professional advisors.

Yours very truly,

(signed) “Stephen E. Loukas”

Stephen E. Loukas

Interim President and Chief Executive Officer

Obsidian Energy Ltd.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, NOVEMBER 23, 2020

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Common Shares”) of Obsidian Energy Ltd. (“Obsidian Energy” or the “Corporation”) will be held at the corporate head office of Obsidian Energy, located at 200 – 207 9th Avenue SW Calgary, Alberta on Monday, November 23, 2020, at 9:00 a.m. (Mountain Standard Time) for the following purposes:

(i)

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Issuance Resolution”), the full text of which is set out in Appendix “A” to the Corporation’s Management Information Circular in respect of the Meeting (the “Information Circular”), approving the issuance of up to 72,282,992 common shares of the Corporation (“Common Shares”) to the holders (“Bonterra Shareholders”) of common shares (“Bonterra Shares”) of Bonterra Energy Corp. (“Bonterra”), in connection with the offer (the “Offer”) made by the Corporation to the Bonterra Shareholders to purchase all of the Bonterra Shares, all as more particularly described in this Information Circular; and

(ii)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is October 13, 2020. Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote on any matter at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Obsidian Energy’s registrar and transfer agent, AST Trust Company (Canada), at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, in each case by not later than 9:00 a.m. (Mountain Standard Time) on November 19, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time the adjourned or postponed Meeting reconvenes. Registered Shareholders may also transmit voting instructions by telephone on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and “Voting Information” in the Information Circular enclosed herewith.

The proxyholder has discretion and authority under the accompanying form of proxy to consider amendments or variations of the matters of business identified in this Notice of Meeting, as well as any other matters properly brought before the Meeting, or any adjournment or postponement thereof. Shareholders are encouraged to review the Information Circular carefully before submitting the form of proxy.

Beneficial (non-registered) Shareholders who do not hold Common Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the Voting Instruction Form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the Voting Instruction Form in order to have such Common Shares voted at the Meeting on their behalf. See “Voting Information” in the Information Circular.

The Corporation intends to hold the Meeting in person. However, in view of the continually evolving COVID-19 outbreak, the Corporation asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). The Corporation encourages Shareholders not to attend the Meeting in person. Shareholders who are experiencing any of the symptoms of COVID-19, including but not limited to fever, cough or difficulty breathing, will not be admitted to the Meeting. Shareholders who attend the Meeting in person will be required to wear personal protective equipment, such as face-covering masks, to the extent required by law. Access to the Meeting will, subject to the Corporation’s by-laws, be limited to essential personnel and registered Shareholders and proxyholders entitled to attend and vote at the Meeting. The Corporation may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, the Corporation will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check our website one week prior to the meeting date. As always, the Corporation encourages Shareholders to vote their Common Shares prior to the Meeting.

Any questions regarding voting your Common Shares should be directed to our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com.

Dated at the City of Calgary, in the Province of Alberta, this 16th day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF OBSIDIAN ENERGY LTD.
(signed) “Stephen E. Loukas” Stephen Loukas Interim President and Chief Executive Officer Obsidian Energy Ltd.

MANAGEMENT INFORMATION CIRCULAR

DATED OCTOBER 16, 2020

FOR THE SPECIAL MEETING OF SHAREHOLDERS OF OBSIDIAN ENERGY LTD.

TO BE HELD ON

MONDAY, NOVEMBER 23, 2020

VOTING INFORMATION

General

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Obsidian Energy for use at the Meeting of the holders of Common Shares to be held on Monday, November 23, 2020, at 9:00 a.m. (Mountain Standard Time) at the corporate head office of Obsidian Energy located at 200 – 207 9th Avenue SW Calgary, Alberta, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of meeting enclosed herewith (“Notice of Meeting”) and this Information Circular.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set out herein since the date as of which such information is given in this Information Circular.

Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix “E”.

No person (including, in respect of the Offer, the depositary for the Offer or the Corporation’s information agent) has been authorized to give any information or make any representation on behalf of the Corporation or any of its Affiliates in connection with the Meeting, the Issuance Resolution, the Offer or any other matters described in this Information Circular other than those statements and representations contained in this Information Circular and those statements and representations contained in the Offer and Circular or the letter of transmittal that was provided with the Offer and Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, the depositary for the Offer or the Corporation’s information agent.

Information contained in this Information Circular is given as of October 16, 2020, unless otherwise specifically stated. The Corporation does not undertake to update any such information except as required by applicable Canadian Securities Laws. All references in this Information Circular, including the appendices hereto, to “$” or “C$” means Canadian dollars and to “US$” mean United States dollars.

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers and certain employees of Obsidian Energy may solicit proxies personally by telephone or other telecommunication, but will not receive additional compensation for doing so. All costs associated with the solicitation of proxies by or on behalf of the Management will be paid by the Corporation.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, by not later than 9:00 a.m. (Mountain Standard Time) on November 19, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time any adjourned or postponed Meeting is reconvened (the “Proxy Deadline”). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “– Voting Options – Voting by Registered Shareholders” below.

Record Date and Entitlement to Voting

The Record Date for the Meeting is the close of business on October 13, 2020. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even if the Shareholder has since that time disposed of his or her Common Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns those Common Shares and demands, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Appointment and Revocation of Proxies

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Obsidian Energy. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Obsidian Energy as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Obsidian Energy. Such

Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). The majority of Common Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc. Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Obsidian Energy does not know for whose benefit the Common Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the Instrument of Proxy or Voting Instruction Form supplied to a Beneficial Shareholder by its broker is substantially similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may be able to call a toll-free telephone number or access the internet to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Common Shares voted.

Although the Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the broker or other intermediary, they may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Common Shares in that capacity. If you are a Beneficial Shareholder and you wish to attend the Meeting and vote Common Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders – such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Obsidian Energy will pay for the costs of intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

The Corporation intends to hold its Meeting in person. However, in view of the continually evolving COVID-19 outbreak, the Corporation asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). The Corporation encourages Shareholders not to attend the Meeting in person. Shareholders who are experiencing any of the symptoms of COVID-19, including but not limited to fever, cough or difficulty breathing, will not be admitted to the Meeting. Shareholders who attend the Meeting in person will be required to wear personal protective equipment, such as face-covering masks, to the extent required by law. Access to the Meeting will, subject to the Corporation’s by-laws, be limited to essential personnel and registered Shareholders and proxyholders entitled to attend and vote at the Meeting. The Corporation may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, the Corporation will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.obsidianenergy.com for updated information. If you are planning to attend the Meeting, please check our website one week prior to the meeting date. As always, the Corporation encourages Shareholders to vote their Common Shares prior to the Meeting.

Revocability of Proxy

A registered Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. If a person who has given an Instrument of Proxy attends the Meeting in person at which such Instrument of Proxy is to be voted, such person may revoke the Instrument of Proxy and vote in person. In addition to revocation in any other manner permitted by Law, an Instrument of Proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of AST Trust Company (Canada) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the Instrument of Proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or any adjournment or postponement thereof, and upon either of such deposits, the Instrument of Proxy is revoked.

Exercise of Discretion by Proxy

The Common Shares represented by Instruments of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the Shareholder on any matter to be acted upon at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

In the absence of such specification, the Common Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon at the Meeting. The persons named in the Instrument of Proxy furnished by Obsidian Energy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date of this Information Circular, management of Obsidian Energy knows of no such amendment, variation or other matter to be acted on at the Meeting.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Common Shares are held in your name or if you have a certificate for Common Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person

Attend the Meeting and register with the transfer agent, AST Trust Company (Canada), upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.

Mail	Enter voting instructions, sign the Instrument of Proxy and send your completed Instrument of Proxy to: AST Trust Company (Canada) Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

For your Common Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 9:00 a.m. (Mountain Standard Time) on November 19, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the Proxy Deadline.

Telephone

Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You will need your 13-digit control number appearing on your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.astvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy and follow the instructions on the website to vote your Common Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their Instrument of Proxy, prior to the Proxy Deadline. When resubmitting an Instrument of Proxy, the most recently submitted Instrument of Proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last Instrument of Proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxyvote@astfinancial.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com

Voting for Beneficial Shareholders

If a Shareholder’s Common Shares are not registered in such Shareholder’s name, such Common Shares will be held in the name of a nominee, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Common Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how to vote your Shares.

If you have any questions or require more information with respect to voting your Common Shares at the Meeting, please contact our Investor Relations department, who can be reached at (403)-777-2500, or Toll Free at 1-866-693-2707, or by email at investor_relations@obsidianenergy.com.

Notice-and-Access

Obsidian Energy has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access

Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Obsidian Energy has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of this Information Circular and Notice of Meeting to some Shareholders together with the notice provided to Shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a notice-and-access notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact AST Trust Company (Canada) at the toll-free number 1-888-433-6443 or 1-416-882-3801 outside Canada and the U.S., by email at fulfillment@astfinancial.com, or online at www.meetingdocuments.com/ASTca/obe or through Obsidian Energy’s profile on SEDAR or EDGAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related proxy materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Standard Time) on November 9, 2020. A Beneficial Shareholder may also call Obsidian Energy at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Obsidian Energy is authorized to issue an unlimited number of Common Shares and 90,000,000 preferred shares without nominal or par value. As at October 13, 2020, 73,506,743 Common Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by Instrument of Proxy and entitled to vote shall have one vote for each Common Share held. On a poll or ballot, every Shareholder present in person or by Instrument of Proxy has one vote for each Common Share held.

If two or more persons hold Common Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Common Shares, but if two or more of those persons who are present, in person or by Instrument of Proxy, vote, they shall vote as one on the Common Shares jointly held by them.

To the knowledge of the directors and executive officers of Obsidian Energy, no person or company beneficially owns, controls or directs, directly or indirectly, Common Shares carrying ten percent (10%) or more of the voting rights attached to the issued and outstanding Common Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by Instrument of Proxy and representing in the aggregate not less than 25% of the outstanding Common Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

The business of the Meeting is to: (i) consider and, if thought advisable, pass the Issuance Resolution; and (ii) conduct any other business that may be properly brought before the Meeting.

Issuance Resolution

In connection with the Offer and for the reasons set out below, at the Meeting Shareholders will be asked to consider and, if thought advisable, pass the Issuance Resolution, the full text of which is set out in Appendix “A” to this Information Circular.

THE OBSIDIAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ISSUANCE RESOLUTION. Unless otherwise directed, the management designees named in the accompanying Instrument of Proxy intend to vote FOR the approval of the Issuance Resolution.

Approval Requirements

The Issuance Resolution is required to be approved by Shareholders in connection with, and as a condition to, the Offer pursuant to Section 611 of the TSX Company Manual, as the number of Common Shares to be issued to Bonterra Shareholders pursuant to the Offer exceeds 25% of the number of Common Shares currently issued and outstanding. If all of the 33,388,796 Bonterra Shares outstanding (as disclosed in the Bonterra Directors’ Circular) (undiluted) are tendered to the Offer, Obsidian Energy expects to issue up to an estimated additional 66,777,592 Common Shares (or approximately 90% of the number of Common Shares outstanding as at October 13, 2020), resulting in Shareholders and Bonterra Shareholders owning approximately 52% and 48% of the combined entity, respectively (calculated on a non-diluted basis). However, the Issuance Resolution approves the issuance of up to 72,282,992 Common Shares to Bonterra Shareholders pursuant to the Offer, which is the number of Common Shares issuable under the Offer if all of the Bonterra Shares underlying outstanding Bonterra Convertible Securities (as disclosed in Bonterra’s management discussion and analysis for the three and six month periods ended June 30, 2020) are also tendered to the Offer (or approximately 98% of the number of Common Shares outstanding as at October 13, 2020). Shareholders are advised that the TSX will generally not require further Shareholder approval for the issuance of up to an additional 18,070,748 Common Shares, such number being 25% of the number of Common Shares approved for issuance pursuant to the Issuance Resolution.

Based on current information available to Obsidian Energy, no current securityholder of Bonterra is expected to, immediately after giving effect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, own 10% or more of the then-outstanding Common Shares, and the Offer is not expected to materially affect control of Obsidian Energy.

In order to become effective, the Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Issuance Resolution by Shareholders present in person or represented by proxy at the Meeting. In order for the Offer to be completed, Shareholders must approve the Issuance Resolution.

The Offer

On September 21, 2020, the Corporation formally commenced the Offer to purchase all of the Bonterra Shares, including any Bonterra Shares that may become issued and outstanding after September 21, 2020 but prior to the Expiry Time, unless the Offer is extended, accelerated or withdrawn by the Corporation.

Shareholders are encouraged to read the Offer and Circular which is available under Bonterra’s profile on SEDAR at www.sedar.com or by accessing the Corporation’s website at www.obsidianenergy.com/letter-to-bne-shareholders/.

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless the Offer is extended, accelerated or withdrawn by the Corporation. Bonterra Shareholders who accept the Offer will be entitled to receive, in exchange for their Bonterra Shares, two (2) Common Shares per Bonterra Share tendered. The exchange ratio is fixed and, unless the Offer is amended or varied by the Corporation, will not be adjusted to reflect changes in the prices for Bonterra Shares or Common Shares prior to the Expiry Date.

As set out in further detail in Section 4 of the Offer and Circular, the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis) and the Regulatory Approvals and third party approvals (as outlined in the Offer Documents) shall have been obtained, including Shareholders approving, as required by the rules of the TSX, the Issuance Resolution, and other customary conditions. Subject to applicable Law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Obsidian Energy at or prior to the expiry of the Offer. Shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety since they contain additional important information regarding the terms and conditions of the Offer.

Under the rules of the TSX, the Issuance Resolution must be approved by Shareholders to permit the Corporation to issue the Common Shares to be distributed in connection with the Offer. The Offer cannot be completed without Shareholder approval of the Issuance Resolution.

Obsidian Energy Ltd.

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Alberta. Obsidian Energy is a company based on disciplined, relentless passion for the work it does, and resolute accountability to its shareholders, partners and the communities in which it operates. Obsidian Energy exists under the ABCA and its head and registered office is located at Suite 200, 207—9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Obsidian Energy will continue to be a corporation existing under ABCA, Obsidian Energy will own all of the outstanding Bonterra Shares and former Bonterra Shareholders who receive Common Shares under the Offer will become shareholders of Obsidian Energy.

Further information concerning Obsidian Energy is set forth in Appendix “B” to this Information Circular.

Bonterra Energy Corp.

According to its public disclosure, Bonterra is an oil and gas company headquartered in Calgary, Alberta. Bonterra’s assets consist of crude oil and natural gas assets, which are primarily located in the Province of Alberta, Canada. The Company also has minor, non-core properties located in the Provinces of Saskatchewan and British Columbia. Bonterra was formed effective January 1, 2010 when Bonterra Oil & Gas Ltd. wound up Bonterra Energy Income Trust and amalgamated with its wholly owned subsidiary, Bonterra Energy Corp. pursuant to the provisions of the CBCA to continue as one corporation.

Shareholders should refer to Appendix “C” to this Information Circular for further information concerning Bonterra.

Except as otherwise indicated herein, the information concerning Bonterra contained in this Information Circular, including in Appendix “C” to this Information Circular, has been taken from, or is based upon, publicly available information filed by Bonterra with various Securities Regulatory Authorities in Canada and other public sources available as at October 16, 2020. As of such date, the Corporation has not had access to the non-public books and records of Bonterra and the Corporation is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements.

Bonterra has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Bonterra contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Bonterra or whether there has been any failure by Bonterra to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by Bonterra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such persons.

Recommendation of the Board of Directors

THE OBSIDIAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ISSUANCE RESOLUTION.

Notwithstanding the recommendation of the Board of Directors that Shareholders vote FOR the Issuance Resolution, Shareholders should make their own decision whether to vote their Common Shares for the Issuance Resolution and, if appropriate, should consult their own financial, legal, tax or other professional advisors in making that decision

Fairness Opinion

The Corporation’s financial advisor, Tudor, Pickering, Holt & Co. Securities – Canada, ULC (“TPH”), has delivered a written opinion to the Board of Directors of the Corporation to the effect that, as of September 18, 2020, and based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the exchange ratio in the Offer was fair to the Corporation from a financial point of view (the “Fairness Opinion”). TPH will be paid a fixed fee for rendering the Fairness Opinion without regard to the conclusions expressed therein or the outcome of the Offer or any other transaction. TPH will also be paid a fee that is contingent on the consummation of the Offer or certain alternative transactions. Obsidian Energy has also agreed to reimburse TPH for its reasonable out-of-pocket expenses and to indemnify TPH in respect of certain liabilities that might arise out of its engagement.

The full text of the Fairness Opinion is set forth as Appendix “F” hereto.

Reasons for the Offer

The Offer is compelling for both Obsidian Energy and Bonterra shareholders. Obsidian Energy believes that the combined entity will be a stronger, well-positioned company with a far superior future than either company could achieve on a standalone basis. The Offer will create the “Cardium Champion” with enhanced scale and relevance, and will stabilize both entities’ balance sheet, improving their respective abilities to reduce debt and improve access to capital. The Offer is also expected to result in accretion to Shareholders on selected metrics and to Bonterra Shareholders, relative to the Corporation and Bonterra continuing on a standalone basis, while maintaining and enhancing each company’s respective strengths, including low declines and high netbacks for light oil. Obsidian Energy believes that the consideration offered by it for the Bonterra Shares is a full and fair price for the Bonterra Shares that it proposes to purchase under the Offer.

The following is a summary of certain of the reasons for the Offer described in the Offer and Circular that are to the benefit of Shareholders. Please refer to the Offer and Circular for further details. Unless otherwise stated, the information in this section “– Reasons for the Offer” is provided as at September 18, 2020, the last trading day before the Offer.

Creates the Cardium Champion with Enhanced Scale and Relevance

•	Meaningful Scale: Top 20 Western Canadian oil producer with approximately 35,000 boe/d of oil-weighted production.

•	Financially Attractive: Lower debt-to-EBITDA, higher free cash flow, and a stronger overall business.

•	Enhanced Business: Ability to accelerate debt repayment through improved free cash flow, and to deploy combined capital spending towards best-return inventory at Willesden Green.

•

Well Positioned for Further Consolidation: The combined entity would be ~2x the size of any other Cardium-focused firm, and would be positioned to be a Cardium consolidator with the ability to pursue further synergies from follow-on transactions.

MAP: Mineral Land Positions of Obsidian Energy (Yellow) and Bonterra (Blue) are Adjacent.

Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital

•

Path to Normal / Conforming Debt Metrics: The combined entity is projected by Obsidian Energy to reduce Net Debt-to-LTM-EBITDA to approximately 2x by year-end 2022E using a US$50 WTI/bbl and C$1.95/MMBtu AECO commodity price forecast.

•

Improved Access to Capital: The improved financial outlook resulting from the combination would afford both companies an enhanced position to extend debt maturities with the support of lenders. Increased size and scale could allow the combined entity to access alternative debt financing to refinance existing first lien debt resulting in a more stable and diversified capital structure that would not be as reliant on and exposed to semi-annual bank redeterminations.

•

Institute Dividend After Debt Paydown and/or Share Buy Back Program: An improved financial position after sufficient debt pay down could allow the combined entity to eventually institute a dividend to Shareholders and/or a share buy back program.

Chart: Outlook for Production, Cash Flow, Capex, Net Debt, Net Debt-to-LTM EBITDA and FCF for the Combined Entity Based on Obsidian Energy Estimates.

Note: Based on Obsidian Energy pro forma development plan and assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

Significant Accretion to Shareholders

•

Significant Projected 2021E Share Price Appreciation: Greater EBITDA, combined with falling debt due to enhanced free cash flow driving accelerated debt repayment, enables greater equity value per share. At US$50 WTI/bbl and C$1.95/MMBtu AECO and a trading multiple consistent with its peers of 4.5x EV/EBITDA, Obsidian Energy projects that the Common Shares would appreciate by ~460% to ~$3.20/share.

•

Significant Projected 2022E Share Price Appreciation: Under the same assumptions, and using 2022E projections, the equity value per share would appreciate by ~810% to ~$5.20/share for the Common Shares.

•

Quickly Improving Leverage Metrics: Equity valuation is expected to improve due to higher FFO and lower risk as a result of reduced leverage. The combined entity is expected to achieve deleveraging on a debt to LTM unhedged EBITDA basis, specifically Obsidian Energy’s standalone 2.9x debt to LTM EBITDA as at June 30, 2020 would be reduced under the combined entity to 2.6x by year-end 2021E and 2.0x by year-end 2022E as projected by Obsidian Energy, assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

These projections are based on certain assumptions outlined below:

Assumptions Underlying Analysis

Significant Projected 2021E Share Appreciation:

•	Share price appreciation to Obsidian Energy calculated relative to the Obsidian Energy Share price of $0.57 per share on September 4, 2020.
•

Projected 2021 share price calculated as combined entity 2021E EBITDA (inclusive of synergies) multiplied by 4.5 less projected year-end 2021E Net Debt and divided by pro forma common shares outstanding.

•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Common Shares are issued per each Bonterra Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million Common Shares outstanding after giving effect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.
•	Combined entity per share metrics net to Obsidian Energy assume that each Obsidian Energy Share is exchanged for two (2) Common Shares.

Significant Projected 2022E Share Appreciation:

•	Share price appreciation to Obsidian Energy calculated relative to the Obsidian Energy Share price of $0.57 per share on September 4, 2020.
•

Projected 2022 Share price calculated as combined entity 2022E EBITDA (inclusive of synergies) multiplied by 4.5 less projected year-end 2022E Net Debt and divided by pro forma Common Shares outstanding.

•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Common Shares are issued per each Bonterra Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million pro forma Common Shares outstanding.
•	Combined entity per share metrics net to Obsidian Energy assume that each Obsidian Energy Share is exchanged for two (2) Common Shares.

Quickly Improving Leverage Metrics:

•	Percent deleveraging refers to the percentage change of the debt to LTM unhedged EBITDA metric.
•	Improvement in leverage metrics driven by reduction in total debt over forecast period and increase in EBITDA over forecast period.
•	Combined entity projected financial performance inclusive of all cumulative synergies.
•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.

Maintain Operating Strengths: Low Decline and High Netback Light Oil

•

Low Decline: The combined entity’s high-quality asset base has a low decline rate, providing more stable production levels and lower capital requirements to maintain current production levels. The combined entity’s base production and proved developed producing (“PDP”) reserves have a decline of ~18%, which is below most oil producing peers.

•	High Netbacks: With strong projected profitability at the field level, netbacks of the combined entity are projected to be strong at $23/boe in 2022E (based on US$50 WTI/bbl and C$1.95/MMBtu AECO).

•

Track Record of Success in Lowering Costs: Obsidian Energy has reduced total cash costs (comprised of net G&A, operating costs and transportation costs) from $19.52/boe in 2018 to $13.76/boe in the first six months of 2020. Obsidian’s total cash cost structure per unit of production is now lower than Bonterra. Importantly, Obsidian Energy views the break-even price for the combined entity to be below US$40/bbl WTI (assuming US$4.00/bbl Edmonton Par differentials, C$2.04/MMBtu AECO and 1.36x C$/US$ foreign exchange rate), which is superior to Obsidian Energy’s and Bonterra’s respective standalone break-even, estimated at US$40.00/bbl WTI and US$42.00/bbl WTI, respectively, under the same assumptions.

Chart: Break-even US$ WTI Oil Price for Stand Alone Companies and Combined Entity

Note: Breakeven WTI price defined as US$ WTI/bbl price required to fund sustaining capital to maintain flat production within operating cash flow. WTI/bbl breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS differentials, US$1.00/MMBtu AECO differentials and 1.36x C$/US$ foreign exchange rate.

Meaningful Synergies Drive Equity Appreciation

•

First Year Synergies of ~$50 million: The combined entity is expected to benefit from synergies of ~$50 million after the first year (based on US$50 WTI/bbl and C$1.95/MMBtu AECO) including lower G&A and operating costs, improved capital efficiency from program scale as well as devoting capital to projects expected to yield the highest returns, alignment on decommissioning liability strategy, and lower interest/financing costs over time. These synergies are very meaningful insofar as they are equivalent to or larger than Bonterra’s current market capitalization.

•

Multi-Year Synergy Benefit of over $100 million: The combined entity is expected to have up to $100 million greater free cash flow over the first three years versus the standalone entities (based on US$50 WTI/bbl and C$1.95/ MMBtu AECO).

•

Benefit from Optimized Capital Program: Obsidian Energy views the best return inventory of the combined entity to be in the Willesden Green area, where Obsidian Energy has meaningfully more drilling locations than Bonterra. Consistent with Obsidian Energy’s existing operation and the demonstrated success on capital efficiency and cost reductions, the capital program for the combined entity would prioritize capital to Willesden Green, and moderate capital to Pembina, with the intent of using the combined Pembina Cardium cash flow to pay down debt.

•

Attractive Go-Forward Business for Stakeholders: Obsidian Energy seeks to deliver more than $300 million of cumulative free cash flow from the combined entity through 2024E based on US$50 WTI/bbl and C$1.95/MMBtu AECO. This is projected to result in a reduction to combined debt by over $300 million and a total debt to LTM EBITDA of approximately 1.2x by year-end 2024E. Shareholders of each of Bonterra and Obsidian Energy will benefit from this deleveraging process.

Chart: Summary of Synergies Available in 2021E and 2021-2023E by Source, per Obsidian Energy.

Note: Based on Obsidian Energy pro forma development plan and assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

Plans for Bonterra Following the Successful Completion of the Offer

If the Offer is successful, the Corporation intends to effect certain changes with respect to the composition of the Bonterra Board to allow nominees of the Corporation to be appointed to the Bonterra Board and to represent at least a majority of the Bonterra Board. In addition to the geographical asset fit, the Corporation believes there is strong cultural and professional compatibility between Bonterra’s and the Corporation’s respective employees and it is the Corporation’s intention to integrate both teams following its acquisition of Bonterra. The Corporation has prepared a detailed business plan for the development of assets and management of financial resources for the combined entity. However, the Corporation is considering how best to combine the operations of the Corporation and Bonterra following the successful completion of the Offer, as the Corporation has so far had an opportunity to review only Bonterra’s public disclosure filed with Securities Regulatory Authorities. As a result, the Corporation has not developed any specific proposals with respect to Bonterra’s operations, or any changes in its assets, management or personnel following the acquisition of the Bonterra Shares pursuant to the Offer.

After the successful completion of the Offer, the Corporation intends to exercise its statutory right, if available, to acquire all of the Bonterra Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Corporation elects not to pursue such a Compulsory Acquisition, to integrate Bonterra and the Corporation by Subsequent Acquisition Transaction for the purpose of enabling the Corporation or an affiliate to acquire all Bonterra Shares not acquired under the Offer. Please refer to Section 17 of the Offer and Circular, “Acquisition of Shares Not Deposited under the Offer”, for further details.

Following the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Corporation intends to cause Bonterra to apply to the TSX to delist the Bonterra Shares from trading.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Corporation intends to cause Bonterra to cease to be a reporting issuer under the applicable Securities Laws of each province and territory of Canada in which it has such status.

Offer Consideration and Common Shares to be Issued under the Offer

If the Corporation takes up Bonterra Shares under the Offer, each Bonterra Shareholder will be entitled to receive two (2) Common Shares in exchange for each Bonterra Share tendered to the Offer. Obsidian Energy would be willing to consider an increased exchange ratio in the event Bonterra is able to demonstrate additional value.

The number of Common Shares issued is based on the estimated number of Bonterra Shares outstanding (undiluted) multiplied by the 2.00 exchange ratio established in the Offer and Circular. The total value of the consideration will change based on fluctuations in the price of the Common Shares and the number of Bonterra Shares outstanding upon completion of the transactions contemplated by the Offer and Circular. For illustrative purposes only, the closing price of the Bonterra Shares on the TSX on September 18, 2020, the last trading day prior to the announcement of the Offer, was $1.22 and the closing price of the Common Shares on the TSX on September 18, 2020, the last trading day prior to the announcement of the Offer, was $0.57.

The TSX has conditionally approved the listing of up to 72,282,992 Common Shares to be issued under the Offer. Such listing is subject to the Corporation fulfilling all of the listing requirements of the TSX, including obtaining approval of the Issuance Resolution, which is required under Section 611 of the TSX Company Manual since the aggregate number of Common Shares issuable under the Offer exceeds 25% of the number of Common Shares issued and outstanding. The TSX will generally not require further Shareholder approval for the issuance of up to an additional 18,070,748 Common Shares, such number being 25% of the number of Common Shares approved for issuance pursuant to the Issuance Resolution.

Insiders of the Corporation

Neither the Corporation, nor any director or officer of the Corporation, nor, to the knowledge of the directors and officers of the Corporation after reasonable enquiry: (a) any associate or affiliate of an insider of the Corporation; (b) any insider of the Corporation (other than a director or officer of the Corporation); or (c) any Person or company acting jointly or in concert with the Corporation, beneficially owns or exercises control or direction over any of the securities of Bonterra.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Corporation based on its unaudited consolidated financial statements as at June 30, 2020: (a) on an actual basis; and (b) as adjusted to take into account the acquisition by the Corporation of all outstanding Bonterra Shares under the Offer. The financial information set out below should be read in conjunction with each of the Corporation’s and Bonterra’s respective unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2020, which are incorporated by reference herein, as well as the unaudited pro forma consolidated balance sheet of the Corporation as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Corporation for the six month period ended June 30, 2020, giving effect to the proposed acquisition of all outstanding Bonterra Shares under the Corporation, in the manner set forth therein, set forth at Appendix “D” hereto. Other than as set forth below, there have been no material changes to the Corporation’s or, to the Corporation’s knowledge based on publicly available information, Bonterra’s respective share and loan capital since June 30, 2020. Readers should also review the cautionary statements set out below under the headings “Cautionary Statements – Notice Regarding Bonterra Information” and “– Unaudited Pro Forma Financial Statements”.

	June 30, 2020
	Actual	As adjusted
	(unaudited) (in $ millions)
Short-term debt	—	18
Current portion of long-term debt	—	278
Long-term debt	485	485
Total debt	485	781
Share capital	2,187	2,225
Other reserves	103	103
Accumulated other comprehensive income	—	(1)
Deficit	(1,965)	(1,979)
Total shareholders’ equity	325	348
Capitalization	810	1,129

Change of Control Obligations

Bonterra may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Corporation would then hold Bonterra Shares representing a majority of the voting rights of Bonterra. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Bonterra’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Bonterra and the Corporation on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of Bonterra or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Bonterra and the Corporation on a combined basis.

RISK FACTORS

Shareholders should carefully consider the following risk factors related to the approval of the Issuance Resolution and the Offer. Such risks may not be the only risks applicable to the approval of the Issuance Resolution and the Offer. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently believes are not material may also materially and adversely affect the successful completion of the Offer or the business, operations, prospects, financial condition, financial performance, cash flows or reputation of the Corporation.

Risk Factors Related to the Offer and the Corporation

The Common Shares issued in connection with the Offer may have a market value different than expected.

Under the Offer, Bonterra Shareholders will receive two (2) Common Shares for each of their Bonterra Shares. This number of Common Shares per Bonterra Share will not be adjusted to reflect any change in the market value of Common Shares or Bonterra Shares that may occur prior to the time of the take up of Bonterra Shares under the Offer. The market value of Common Shares may vary significantly from the market value at the dates referenced in the Offer and Circular. For example, during the 12-month period ended on September 18, 2020, the last trading day prior to the announcement of the Offer, the trading price of Common Shares on the TSX varied from a low of $0.20 to a high of $1.57 and closed on September 18, 2020, the last trading day prior to the date of the Offer, at $0.57. Variations may occur as a result of changes in, or market perceptions of changes in, the respective businesses, operations or prospects of the Corporation and Bonterra, regulatory considerations, general market and economic conditions, and other factors over which the Corporation has no control.

The issuance of Common Shares as consideration under the Offer could adversely affect the market price of the Common Shares after the take up of Bonterra Shares under the Offer.

If all of the 33,388,796 Bonterra Shares outstanding (as disclosed in the Bonterra Directors’ Circular) (undiluted) are tendered to the Offer, up to an estimated additional 66,777,592 Common Shares will be available for trading in the public market based on the current Offer Consideration and the Corporation’s estimate of the number of Bonterra Shares that will be issued and outstanding at the time that the Corporation takes up and pays for the Bonterra Shares (including expectations respecting the treatment of outstanding Bonterra Convertible Securities). The overall increase in the number of Common Shares may lead to sales of such Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Common Shares. The perceived risk of substantial sales of Common Shares, as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

The acquisition of all outstanding Bonterra Shares might not be completed successfully without the possibility of Bonterra Shareholders exercising dissent rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Corporation to acquire all of the issued and outstanding Bonterra Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Bonterra Shareholders having the right to dissent and demand payment of the fair value of their Bonterra Shares in cash. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such Dissenting Offerees for their Bonterra Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Bonterra Shareholders exercising dissent rights in respect of a substantial number of Bonterra Shares, which could result in the requirement for the Corporation to make a substantial cash payment that could have an adverse effect on the Corporation’s financial position and liquidity.

After consummation of the Offer, the Corporation’s and Shareholders’ interest could differ from that of any remaining minority Bonterra Shareholders.

After the consummation of the Offer, the Corporation intends to exercise its statutory right, if available, to acquire all of the Bonterra Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Corporation elects not to pursue such a Compulsory Acquisition, to integrate Bonterra and the Corporation by Subsequent Acquisition Transaction for the purpose of enabling the Corporation or an affiliate to acquire all Bonterra Shares not acquired under the Offer. However, there can be no assurance that, upon the Corporation taking up and paying for Bonterra Shares pursuant to the Offer, the Corporation will be able to complete any Compulsory Acquisition or Subsequent Acquisition Transaction on a timely basis or at all, which could impact integrating the two companies, or adversely affect the operational plans of the companies, as well, in such circumstances, the interests of the Corporation, and indirectly the Shareholders may differ from, and conflict with those of any remaining minority Bonterra Shareholders.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments, regulatory authorities and additional third parties that could delay completion of the Offer.

In addition to various risks identified below under the heading “Cautionary Statements – Forward-Looking Statements”, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Corporation, including: (i) Bonterra Shareholders tendering a sufficient number of Bonterra Shares to the Offer, (ii) the Corporation obtaining the Regulatory Approvals, (iii) the lenders under Bonterra’s revolving credit facility, the lenders under Bonterra’s subordinated note or any other similar agreement or instrument, the lenders to the Corporation and the holders of the Corporation’s outstanding senior note, as applicable, consenting to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and (iv) Shareholders of the Corporation approving, as required by the rules of the TSX, the Issuance Resolution. There is no certainty, nor can the Corporation provide any assurance, that the conditions of the Offer will be satisfied on a timely basis or at all. A substantial delay in satisfying such conditions or the imposition of unfavourable terms or conditions in the Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations and financial condition of Bonterra and the Corporation on a combined basis.

Change of control provisions in Bonterra’s agreements triggered upon the acquisition of Bonterra may lead to adverse consequences.

Bonterra may be a party to agreements that contain change of control provisions that may be triggered following the successful completion of the Offer, since the Corporation would then hold Bonterra Shares representing a majority of the voting rights of Bonterra. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Bonterra’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Bonterra and the Corporation on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of Bonterra or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Bonterra and the Corporation on a combined basis.

The Corporation has been unable to independently verify the accuracy and completeness of Bonterra information in the Offer and Circular and this Information Circular.

The Corporation has not had access to Bonterra’s detailed accounting records, reserves reports or other non-public books and records. The Corporation has not been able to independently assess or verify the information in Bonterra’s publicly filed documents, including its financial statements and reserves disclosure. As a result, all historical information regarding Bonterra contained herein, including all of Bonterra financial and reserves information and all pro forma financial and reserves information reflecting the pro forma effects of a combination of Bonterra and the Corporation derived in part from Bonterra’s financial and reserves information, has been derived, by necessity, from Bonterra’s public reports and securities filings. Although the Corporation has no reason to doubt the accuracy of Bonterra’s publicly disclosed information, any inaccuracy or material omission in Bonterra’s publicly available information, including the information about or relating to Bonterra contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

The Corporation may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of Bonterra and the Corporation can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Corporation, and the Corporation may encounter unanticipated delays, liabilities and costs. If the Corporation does not acquire at least 66 2/3% of the Bonterra Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate Bonterra into its business. There can be no assurance that the operational or other synergies that the Corporation anticipates realizing in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

There is a material uncertainty that casts substantial doubt on the Corporation’s ability to continue as a going concern.

The Corporation’s interim financial statements for the three and six months ended June 30, 2020 have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2020, the Corporation had sufficient liquidity under our syndicated credit facility to meet its current obligations. As disclosed in Obsidian Energy’s interim financial statements for the three and six months ended June 30, 2020, based on strip pricing as of July 22, 2020, the Corporation was forecasting that sufficient liquidity existed under its syndicated credit facility to fund operations and, based on these strip prices, does not expect to have a development capital drilling program in the second half of 2020. However, due to significant commodity price volatility experienced since March 2020 mainly due to the impact of the COVID-19 pandemic on the demand for commodities and OPEC production levels, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Corporation has sufficient liquidity over the next 12 months. As a result, the Corporation may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time. As such, there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Each of the Corporation and Bonterra are subject to short term extensions on their respective senior revolving credit facilities

Obsidian Energy and Bonterra are each subject to short term extensions on their respective senior revolving credit facilities. There can be no assurance that either company or, following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the combined entity will continue to obtain extensions in respect thereof and otherwise continue to satisfy the applicable covenants under such facilities. The failure to obtain such extensions in the future or to continue satisfying the applicable covenants under such facilities could prevent the Corporation from completing the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and/or could materially adversely effect the businesses, financial condition or results of operations and financial condition of the Corporation, Bonterra and/or the combined entity, as applicable.

Risks Relating to the Corporation’s Business.

In addition, Shareholders should read and consider the risk factors specific to the Corporation’s business that will continue to affect the Corporation after the successful completion of the Offer. These risks are described in the section entitled “Risk Factors” in each of the AIF, Annual MD&A and Interim MD&A.

Risks Relating to Bonterra’s Business.

Shareholders should read and consider the risk factors specific to Bonterra’s business that will also affect the Corporation after the successful completion of the Offer. See “Risk Factors Relating to Bonterra” in Appendix “C” to this Information Circular.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information in respect of securities authorized for issuance under Obsidian Energy’s equity compensation plans as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	1,281,880	10.41	1,821,108
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	1,281,880	10.41	1,821,108

Notes:

(1)	Reflects the number of Common Shares to be issued upon vesting/exercise of outstanding Restricted Share Units, Performance Share Units (at RPF of 1.0) and Options as at December 31, 2019.
(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Common Shares that could be issued under Obsidian Energy’s equity compensation plans is calculated pursuant to a formula. Of the 1,821,108 available securities, 1,654,746 are available for issuance under the Award Plan, which is the only plan from which future grants had not been suspended as at December 31, 2019.

Summaries of the Corporation’s stock option plan, amended and restated effective July 30, 2020 (the “Stock Option Plan”), and restricted and performance share unit plan, amended and restated effective July 30, 2020 (the “Award Plan”) are set forth as Appendix “H” hereto.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, the Corporation is not aware of any material interest, direct or indirect, of any Informed Person of the Corporation, or any associate or Affiliate of any Informed Person, in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER BUSINESS

The directors and management of the Corporation are not aware of any other business to be brought before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter is properly brought before the Meeting, the accompanying form of proxy confers discretionary authority on the proxyholder to vote with respect to such matter.

ADDITIONAL INFORMATION

Additional information about the Corporation, including financial information, is provided in the AIF, the Corporation’s audited consolidated financial statements for the year ended December 31, 2019, Interim MD&A and Annual MD&A, which can be found, along with all other publicly filed documents, including the Offer and Circular, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Corporation’s website at www.obsidianenergy.com

Paper copies of the Corporation’s financial statements and related management discussion and analysis are available upon request from Corporation’s Investor Relations department at:

Address:        200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3

Telephone:    (888) 770-2633

Email:            investor_relations@obsidianenergy.com

APPROVAL

The contents and sending of this Information Circular and the accompanying Notice of Meeting have been approved by the Obsidian Board.

CAUTIONARY STATEMENTS

Forward-Looking Statements

Certain statements contained in this Information Circular constitute “forward-looking statements” and “forward-looking information” as defined under Securities Laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. Forward-looking statements and forward-looking information are not based on historical facts, but rather on current expectations and projections about future events and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements and forward-looking information.

This Information Circular, including the documents incorporated by reference in the Information Circular, contain forward-looking statements including: those relating to the Offer, including statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer; the ability of the Corporation to complete the transactions contemplated by the Offer, including the ability to obtain all necessary third party consents; the reasons to participate in the Offer; the purpose of the Offer; any commitment to acquire Bonterra Shares; the Corporation’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects; information concerning Bonterra and the Corporation (and their respective affiliates); the Corporation’s plans for Bonterra in the event the Offer is successful and the integration of the Corporation’s and Bonterra’s businesses and operations; the anticipated effect of the Offer and the expected benefits of tendering Bonterra Shares to the Offer, such as the strategic, operational and financial benefits and other synergies that may result from the proposed combination between the Corporation and Bonterra, including as to expected cost synergies, accretion and equity appreciation, and production levels; future capital expenditures by the Corporation; pro forma financial performance; future oil and gas prices; the satisfaction of the conditions to consummate the Offer; and other statements that are not historical facts. It is important to know that:

•

unless otherwise indicated, forward-looking statements in the Information Circular and its appendices, including the documents incorporated by reference, describe the Corporation’s expectations as at the date on which such statements are made;

•

the Corporation’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in the Information Circular, including the documents incorporated by reference, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Corporation cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•

the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, herein or in any document incorporated by reference, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

With respect to forward-looking statements contained in this Information Circular, the Corporation has made assumptions regarding, among other things: the ability to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, integrate the Corporation’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction; that each of the Corporation, Bonterra and, following the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, the combined entity will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; that both the Corporation and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their respective facilities and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; that the lenders to each of the Corporation and Bonterra and the holders of the Corporation’s notes provide their respective approvals and consents in respect of the Offer; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or to further reduce production quotas; the Corporation’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on the Corporation and, following the combination, the combined entity and the combined entities’ respective stakeholders; that Bonterra’s publicly available information, including it public reports and securities filings as of October 16, 2020 are accurate and complete; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; the combined entity’s ability to add production and reserves through our development and exploitation activities; the Corporation will receive the Regulatory Approvals and all other necessary third party consents on the timelines and in the manner currently anticipated; the Corporation will obtain the approval of its Shareholders on a timely basis; the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms; the advice received from professional advisors is accurate; Bonterra’s public disclosure is accurate and that Bonterra has not failed to publicly disclose any material information respecting Bonterra, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Corporation’s operations, other than as discussed in this section; and the impact of the current economic climate and financial, political and industry conditions on the Corporation’s operations, including its financial condition and asset value, will remain consistent with the Corporation’s current expectations as set out in this section.

All figures and descriptions provided in this Information Circular related to the Offer, including those around consideration, key metrics, reasons for the Offer, the potential benefits to Shareholders and Bonterra Shareholders (including increased shareholder returns and improved performance and administration savings) and expected pro forma effects, are based on and assume the following: (a) the Corporation’s and Bonterra’s liquidity, debt, debt costs and assets (including reserves), will not change from what was the case on September 18, 2020, the last trading day prior to the date of the Offer, in the case of the Corporation, and from what the Corporation has ascertained from Bonterra’s public filings on SEDAR up to and including September 18, 2020, the last trading day prior to the date of the Offer, in the case of Bonterra, and in the case of reserves, those reported by the Corporation and Bonterra in their respective most recent annual information forms as at December 31, 2019; (b) 33,388,796 Bonterra Shares issued and outstanding (as disclosed in the Bonterra Directors’ Circular); (c) that all of the Bonterra Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Bonterra Shares or Common Shares are issued before the successful completion of the Offer.

Although the Corporation believes that the expectations reflected in the forward-looking statements contained in this Information Circular, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements may include the following: the market value of the Common Shares received as consideration under the Offer and the impact of the issuance of Common Shares on the market price of the Common Shares, the reduced trading liquidity of Bonterra Shares not deposited under the Offer, the inaccuracy of Bonterra’s public disclosure upon which the Offer is predicated, the failure to obtain the Regulatory Approvals, the approval of the Corporation’s Shareholders and to satisfy the other conditions to the Offer on a timely basis, as well as the risks discussed in the Offer and Circular. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. The Corporation does not assume any obligation to update or revise any forward-looking statements after the date of the Information Circular or to explain any material difference between subsequent actual events and any forward-looking statements, except as required by applicable Securities Laws. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this Information Circular speak only as of the date of this Information Circular. Except as expressly required by applicable Securities Laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement.

For a further discussion regarding the risks related to the Offer and the Corporation, see the section above entitled “Risk Factors”, Section 23 of the Offer and Circular, “Risk Factors”, and the AIF, the Annual MD&A and the Corporation’s other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Corporation’s website at www.obsidianenergy.com.

Notice Regarding Bonterra Information

Except as otherwise indicated herein, the information concerning Bonterra contained in this Information Circular has been taken from, or is based upon, publicly available information filed by Bonterra with various Securities Regulatory Authorities in Canada and other public sources available as at October 16, 2020. Appendix “C” is intended only to provide a brief overview of Bonterra and is not intended to be a complete summary of all material information in respect of Bonterra. The Corporation has not had access to the non-public books and records of Bonterra and the Corporation is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements. Bonterra has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Bonterra contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Bonterra or whether there has been any failure by Bonterra to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by Bonterra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such persons.

The documents of Bonterra, filed with the various provincial Securities Regulatory Authorities in Canada, specifically incorporated by reference in this Information Circular contain forward-looking statements within the meaning of applicable Canadian Securities Laws. The forward-looking statements contained in the documents of Bonterra incorporated by reference in this Information Circular are subject to the qualifications, assumptions and cautionary statements in respect thereof, as set out in the respective documents in which such forward-looking statements are contained. The Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement contained in the documents of Bonterra incorporated by reference in this Information Circular even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

Unaudited Pro Forma Financial Statements

Shareholders of the Corporation should refer to Appendix “D” to this Information Circular for the unaudited pro forma consolidated balance sheet of the Corporation as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Corporation for year ended December 31, 2019 and for the six month period ended June 30, 2020, giving effect to the proposed acquisition of all outstanding Bonterra Shares by the Corporation, in the manner set forth therein. The unaudited pro forma consolidated financial statements have been prepared using certain of the Corporation’s and Bonterra’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Corporation has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Corporation. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders of the Corporation are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

Non-GAAP Measures

In this Information Circular, there is reference to certain financial measures that are not determined in accordance with IFRS. These measures as presented do not have any standardized meaning prescribed by IFRS and therefore they may not be comparable with calculations of similar measures for other companies. The Corporation believes that, in conjunction with results presented in accordance with IFRS, these measures assist in providing a more complete understanding of certain aspects of the Corporation’s results of operations and financial performance. Readers are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with IFRS as an indication of performance. These measures include the following:

EBITDA is net income (loss) plus financing expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation, impairment and accretion.

Net Debt in regard to the Corporation, it is the amount of long-term debt, comprised of long-term notes and bank debt, plus net working capital (surplus)/deficit. Net Debt is a measure of leverage and liquidity.

Debt is bank debt or long-term debt, senior notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors).

Cash cost is sum of operating costs, transportation costs and G&A on a $/boe basis.

Production per Debt Adjusted Share is based on the year over year change in Net Debt adjusted at the combined entity equity value per share at 4.5x EV/EBITDA.

Enterprise Value (or EV) is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents, and net working capital.

Funds Flow from Operations (or FFO) is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs.

Cash Flow is Funds Flow from Operations before changes in any non-cash working capital changes and decommissioning expenditures.

Free cash flow (or FCF) is Funds Flow from Operations less both capital and decommissioning expenditures.

Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

Oil and Gas Information Advisory

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Reserves amounts presented herein have been rounded to the nearest million or thousand boe, as appropriate. For more information on the reserves of the Corporation, including definitions of proved and probable reserves, the Corporation’s interests therein, location of the reserves and the product types reasonably expected therefrom, please see the AIF which is available under the Corporation’s profile on SEDAR at www.sedar.com.

Notice to Shareholders in the United States

The financial statements incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Certain of the Corporation’s and Bonterra’s oil and gas reserves and, in respect of the Corporation, resources estimates (as disclosed in certain of the documents incorporated by reference herein) have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by Securities Regulatory Authorities and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Securities Regulatory Authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. In addition, certain documents incorporated by reference herein contain estimates of “contingent resources”. The SEC generally does not permit U.S. companies to disclose oil and gas resources, including contingent resources, in reports filed with the SEC. “Contingent resources” are not, and should not be confused with, reserves. Investors are cautioned not to assume that any part or all of the contingent resources will ever be converted into reserves. Moreover, as permitted by NI 51-101, the Corporation has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves and resources estimates incorporated by reference herein that are prepared in accordance with NI 51-101 may not be comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

The solicitation of proxies hereby is not subject to the proxy requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended. Furthermore, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with applicable Canadian corporate and securities laws. Shareholders of the Corporation in the United States should be aware that such requirements are different than those of the United States.

Appendix “A”

ISSUANCE RESOLUTION

“BE IT RESOLVED THAT:

1.

the issuance of up to an aggregate of 72,282,992 common shares (“Common Shares”) of Obsidian Energy Ltd. (the “Corporation”) to the holders (“Bonterra Shareholders”) of common shares (“Bonterra Shares”) of Bonterra Energy Corp. in connection with the offer (the “Offer”), dated September 21, 2020, by the Corporation to Bonterra Shareholders to purchase all of the Bonterra Shares, as such Offer may be amended or varied by the Corporation, in its sole discretion, without further notice to, or approval of, the holders (the “Shareholders”) of Common Shares of the Corporation, be and is hereby authorized and approved;

2.

any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all such further acts and things and to execute and deliver (whether under corporate seal or otherwise) or sign and file (as the case may be) all such further agreements, instruments, certificates, notices, acceptances and other documents (including any documents required under applicable laws or regulatory policies), as such officer or director may consider necessary or advisable having regard to the foregoing paragraph of this resolution; and

3.

notwithstanding that this resolution has been duly passed by the Shareholders, the Board of Directors of the Corporation may, in its sole discretion, revoke this resolution, in whole or in part, without any further approval of the Shareholders.”

A-1

Appendix “B”

INFORMATION CONCERNING OBSIDIAN ENERGY LTD.

The following information about Obsidian Energy should be read in conjunction with the documents incorporated by reference into this Appendix “B” and the information concerning Obsidian Energy appearing elsewhere in the Information Circular. Capitalized terms used but not otherwise defined in this Appendix “B” shall have the meaning ascribed to them in the Information Circular.

Obsidian Energy Ltd.

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Alberta. Obsidian Energy is a company based on disciplined, relentless passion for the work it does, and resolute accountability to its shareholders, partners and the communities in which it operates. Obsidian Energy exists under the ABCA and its head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Obsidian Energy will continue to be a corporation existing under ABCA with its head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Obsidian Energy will own all of the outstanding Bonterra Shares and former Bonterra Shareholders who receive Common Shares under the Offer will become shareholders of Obsidian Energy. Except that the respective businesses and operations of Obsidian Energy and Bonterra will be consolidated, following completion of the Offer, and any Compulsory Acquisition or Subsequent Acquisition Transaction, the business, directors and management, and policies of Obsidian Energy will be that of Obsidian Energy generally as disclosed elsewhere in the Information Circular and the documents of Obsidian Energy incorporated by reference herein.

For further information regarding Obsidian Energy, refer to Obsidian Energy’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference into this Appendix “B”. Further information regarding Obsidian Energy may also be obtained from Obsidian Energy’s filings with the SEC by visiting the SEC’s website at www.sec.gov and on its website a www.obsidianenergy.com.

Documents Incorporated by Reference

Information regarding Obsidian Energy has been incorporated by reference in this Appendix “B” from documents filed by Obsidian Energy with Securities Regulatory Authorities in Canada. Copies of the documents regarding Obsidian Energy incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com, and are also available electronically on SEDAR at www.sedar.com and on Obsidian Energy’s website at www.obsidianenergy.com.

The following documents of Obsidian Energy, filed with securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, the Information Circular:

(a)	audited consolidated financial statements for the year ended December 31, 2019 dated March 30, 2020;

(b)	Annual MD&A;

(c)	AIF;

(d)	management proxy circular dated June 15, 2020 in connection with the annual and special meeting of Obsidian Energy Shareholders held on July 30, 2020;

(e)	unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2020;

(f)	Interim MD&A; and

(g)	material change report dated September 29, 2020.

Any statement contained in the Information Circular or a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of the Information Circular.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by Obsidian Energy with Securities Regulatory Authorities in Canada or the United States on or after the date of the Information Circular and prior to the Meeting (or any postponement or adjournment thereof) shall be deemed to be incorporated by reference into the Information Circular.

Authorized and Outstanding Share Capital

The authorized share capital of Obsidian Energy consists of an unlimited number of Common Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value.

As at October 13, 2020, there were 73,506,743 Common Shares and no preferred shares issued and outstanding. If all of the 33,388,796 Bonterra Shares outstanding (as disclosed in the Bonterra Directors’ Circular) (undiluted) are tendered to the Offer, Obsidian Energy expects to issue up to an estimated additional 66,777,592 Common Shares (or approximately 90% of the number of Common Shares outstanding as at October 13, 2020), resulting in there being approximately 140,284,335 Common Shares issued and outstanding with Shareholders and Bonterra Shareholders owning approximately 52% and 48% of the combined entity, respectively (calculated on a non-diluted basis).

To the Corporation’s knowledge based on publicly available information, no Person beneficially owns, or exercises control or direction over, and following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, no Person will beneficially own, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of Obsidian Energy.

The holders of Common Shares are entitled to notice of, to attend and to one vote per Common Share held at any meeting of the shareholders of Obsidian Energy (other than meetings of a class or series of shares of Obsidian Energy other than Common Shares). The holders of Common Shares are entitled to receive dividends as and when declared by Obsidian Energy Board on Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Obsidian Energy ranking in priority to Common Shares in respect of dividends. The holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Obsidian Energy, whether voluntary or involuntary, or any other distribution of the assets of Obsidian Energy among the holders of Common Shares for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Obsidian Energy ranking in priority to Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Obsidian Energy ranking equally with Common Shares in respect of return of capital on dissolution, in such assets of Obsidian Energy as are available for distribution.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Corporation based on its unaudited consolidated financial statements as at June 30, 2020: (a) on an actual basis; and (b) as adjusted to take into account the acquisition by the Corporation of all outstanding Bonterra Shares under the Offer. The financial information set out below should be read in conjunction with each of the Corporation’s and Bonterra’s respective unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2020, which are incorporated by reference herein, as well as the unaudited pro forma consolidated balance sheet of the Corporation as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Corporation for the six month period ended June 30, 2020, giving effect to the proposed acquisition of all outstanding Bonterra Shares under the Corporation, in the manner set forth therein, set forth at Appendix “D” hereto. Other than as set forth below, there have been no material changes to the Corporation’s or, to the Corporation’s knowledge based on publicly available information, Bonterra’s respective share and loan capital since June 30, 2020. Readers should also review the cautionary statements set out below under the headings “Cautionary Statements – Notice Regarding Bonterra Information” and “ – Unaudited Pro Forma Financial Statements” in the Information Circular.

	June 30, 2020
	Actual	As adjusted
	(unaudited) (in $ millions)
Short-term debt	—	18
Current portion of long-term debt	—	278
Long-term debt	485	485
Total debt	485	781
Share capital	2,187	2,225
Other reserves	103	103
Accumulated other comprehensive income	—	(1)
Deficit	(1,965)	(1,979)
Total shareholders’ equity	325	348
Capitalization	810	1,129

Price Range and Trading Volume

The Common Shares are listed and traded under the symbol “OBE” on the TSX and traded on the OTCQX Best Market under the symbol “OBELF”. Prior to April 1, 2020, Common Shares were listed and traded under the symbol “OBE.BC” on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices in (based on intra-day prices) U.S. dollars and trading volumes of Common Shares on the OTCQX Best Market (for the periods beginning April 1, 2020 and later) and on the New York Stock Exchange (for the periods prior to April 1, 2020), as reported by FactSet.

	Price Range
Period	High (US$)	Low (US$)	Volume
October 2019	0.85	0.59	4,031,103
November 2019	0.68	0.43	3,354,465
December 2019	0.87	0.44	6,550,928
January 2020	0.95	0.66	4,025,053
February 2020	0.74	0.45	1,986,670
March 2020	0.56	0.15	11,457,263
April 2020	0.23	0.13	3,341,329
May 2020	0.55	0.19	3,084,407
June 2020	0.52	0.30	3,928,286
July 2020	0.68	0.37	5,375,210
August 2020	0.49	0.36	3,694,654
September, 2020	0.49	0.36	3,465,463
October 1 – 15, 2020	0.40	0.31	501,904

The following table sets forth, for the periods indicated, the high and low trading prices (based on intra day prices) in Canadian dollars and trading volumes of Common Shares on the TSX, as reported by FactSet.

	Price Range
Period	High ($)	Low ($)	Volume
October 2019	1.12	0.77	1,619,723
November 2019	0.91	0.51	1,508,538
December 2019	1.14	0.58	2,320,669
January 2020	1.26	0.88	2,198,982
February 2020	0.98	0.60	1,382,456
March 2020	0.82	0.22	3,447,719
April 2020	0.30	0.20	2,701,386
May 2020	0.77	0.27	3,089,983
June 2020	0.69	0.40	3,327,513
July 2020	0.90	0.51	2,835,678
August 2020	0.65	0.49	1,584,155
September, 2020	0.64	0.48	829,460
October 1 – 15, 2020	0.51	0.45	192,197

The closing prices of Common Shares on the TSX and the OTCQX Best Market on October 15, 2020, the last trading day prior to the date of the Information Circular, was $0.45 and US$0.35, respectively.

Prior Sales

The following table summarizes the issuances of Common Shares and securities convertible into Common Shares in the 12 month period prior to the date hereof. Other than as summarized in the below table, Obsidian Energy has not issued any Common Shares or securities convertible into Common Shares in the above-mentioned period of time:

Date	Type of Security Issued		Number of Securities Issued	Issuance / Exercise Price per Security ($)
October 11, 2019	Common Shares	(1)	8,025	1.00	(2)
October 15, 2019	Common Shares	(1)	2,561	0.92	(2)
November 14, 2019	Common Shares	(1)	1,383	0.84	(2)
January 14, 2020	Common Shares	(1)	6,898	1.04	(2)
January 29, 2020	Common Shares	(1)	3,935	1.13	(2)
July 14, 2020	Common Shares	(1)	477,970	0.57	(2)
July 14, 2020	Common Shares	(1)	2,581	0.55	(2)
August 19, 2020	Common Shares	(1)	522	0.58	(2)
September 15, 2020	Common Shares	(1)	3,349	0.57	(2)
August 10, 2020	Options		917,490	0.56
July 10, 2020	PSU Awards		376,310	0.55	(3)
July 10, 2020	RSU Awards		1,818,840	0.55	(4)

Notes:

(1)	Common Shares issued upon the vesting and settlement of RSU Awards.
(2)	Represents the volume weighted average trading price of Common Shares on the TSX for the five days preceding the vesting date of RSU Awards.
(3)

Represents the grant date fair value of PSU Awards assuming a relative performance factor of a PSU Award under the Award Plan of 1.0 and based on the volume weighted average trading price of Common Shares on the TSX for the five days preceding the date of grant.

(4)	Represents the grant date fair value of RSU Award based on the volume weighted average trading price of Common Shares on the TSX for the five days preceding the date of grant.

Experts

Obsidian Energy’s auditors are Ernst & Young LLP. Ernst & Young LLP has advised that they are independent with respect to Obsidian Energy within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the SEC and Public Company Accounting Oversight Board (United States).

Certain information relating to Obsidian Energy’s reserves and resources in its AIF was evaluated or audited by Sproule Associates Limited. Information about Obsidian Energy’s reserves and resources has been incorporated by reference herein in reliance upon the authority of such firm as experts .

Risk Factors

Shareholders should read and consider the risk factors specific to the Offer and the Corporation’s and, following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the combined entity’s businesses and operations should refer to risks described in the section entitled “Risk Factors” in the Information Circular, the risks described in the section entitled “Risk Factors” in each of the AIF, Annual MD&A and Interim MD&A and these risks are described in the section entitled “Risk Factors” and the section entitled “Risk Factors Relating to Bonterra” in Appendix “C” to this Information Circular.

Appendix “C”

INFORMATION CONCERNING BONTERRA ENERGY CORP.

Capitalized terms used but not otherwise defined in this Appendix “C” shall have the meaning ascribed to them in the Information Circular.

Notice Regarding Bonterra Information

Except as otherwise indicated herein, the information concerning Bonterra contained in this Information Circular has been taken from, or is based upon, publicly available information filed by Bonterra with various Securities Regulatory Authorities in Canada and other public sources available as at October 16, 2020. This Appendix “C” is intended only to provide a brief overview of Bonterra and is not intended to be a complete summary of all material information in respect of Bonterra. Shareholders are cautioned that certain information concerning Bonterra contained in this Appendix “C”, including the table and notes thereto set out under the heading “Consolidated Capitalization”, may be inconsistent with certain information contained in the unaudited pro forma consolidated financial statements contained in Appendix “D” to this Information Circular, as the preparation dates of such information may vary and the Corporation has not had access to the non-public books and records of Bonterra and the Corporation is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements. Bonterra has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Bonterra contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Bonterra or whether there has been any failure by Bonterra to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by Bonterra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such persons.

For greater certainty, the information regarding Bonterra that is incorporated by reference herein, including under the heading “Documents Incorporated by Reference” below in this Appendix “C” is not incorporated by reference into the Offer and Circular.

Bonterra Energy Corp.

According to the information contained in Bonterra Information Circular and Bonterra AIF, Bonterra is an oil and gas company headquartered in Calgary, Alberta. Bonterra’s assets consist of crude oil and natural gas assets, which are primarily located in the Province of Alberta, Canada. Bonterra also has minor, non-core properties located in the Provinces of Saskatchewan and British Columbia. Bonterra was formed effective January 1, 2010 when Bonterra Oil & Gas Ltd. wound up Bonterra Energy Income Trust and amalgamated with its wholly owned subsidiary, Bonterra Energy Corp. pursuant to the provisions of the CBCA to continue as one corporation.

The head and principal office of Bonterra is located at: 901, 1015 4th Street S.W., Calgary, Alberta, T2R 1J4. For further information regarding Bonterra, refer to Bonterra’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

The Bonterra Shares are listed and traded under the symbol “BNE” on the TSX. The closing price of the Bonterra Shares on the TSX on September 18, 2020, the last trading day prior to the date of the Offer, was $1.22.

Documents Incorporated by Reference

Further information regarding Bonterra and its business and operations is incorporated by reference in the Information Circular from documents filed by Bonterra with the various provincial Securities Regulatory

Authorities in Canada. The Corporation understands that copies of the documents incorporated by reference regarding Bonterra may be obtained on request without charge from the Corporate Secretary of Bonterra at 901, 1015 4th Street S.W., Calgary, Alberta T2R 1J4, Telephone: (403) 750-2564 and are also available by accessing Bonterra’s profile on SEDAR at www.sedar.com.

The following documents of Bonterra, filed with the various provincial Securities Regulatory Authorities in Canada, are specifically incorporated by reference in this Information Circular:

(a)	the Bonterra AIF;

(b)	Bonterra’s management proxy circular dated April 9, 2020 in connection with the annual and special meeting of the Bonterra Shareholders held on May 21, 2020;

(c)

audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor’s report thereon;

(d)	management’s discussion and analysis of the financial condition and results of operations for the year ended December 31, 2019;

(e)	unaudited interim consolidated financial statements as at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 and the notes thereto; and

(f)	management’s discussion and analysis of the financial condition and results of operations for the three and six months ended June 30, 2020.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular shall be deemed to be modified or superseded, for purposes of this Information Circular, to the extent that a statement contained in this Information Circular or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Information Circular modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of in this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by Bonterra with any Securities Regulatory Authorities in Canada on or after the date of this Information Circular and prior to the Meeting (or any postponement or adjournment thereof) shall be deemed to be incorporated by reference into this Information Circular.

For greater certainty, the information regarding Bonterra that is incorporated by reference in this Information Circular is not incorporated by reference into the Offer and Circular.

Recent Developments

Offer

On September 21, 2020, the Corporation formally commenced the Offer to purchase all of the Bonterra Shares, including any Bonterra Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any Bonterra Convertible Securities) after September 21, 2020, but prior to the Expiry Time, unless the Offer is extended, accelerated or withdrawn by the Corporation.

Shareholders are encouraged to read the Offer and Circular which is available under Bonterra’s profile on SEDAR at www.sedar.com or by accessing the Corporation’s website at www.obsidianenergy.com/letter-to-bne-shareholders/.

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless the Offer is accelerated or extended by the Corporation or withdrawn by the Corporation. Bonterra Shareholders who accept the Offer will be entitled to receive, in exchange for their Bonterra Shares, two (2) Common Shares per Bonterra Share. The exchange ratio is fixed and unless the Offer is amended or varied by the Corporation, will not be adjusted to reflect changes in the prices for Bonterra Shares or Common Shares prior to the Expiry Date. See “Matters to be Considered at the Meeting – Issuance Resolution – The Offer” in this Information Circular.

Bonterra’s Credit Commitments

On August 20, 2020, Bonterra announced that it has entered into a non-binding term sheet (the “BDC Term Sheet”) with the Business Development Bank of Canada (“BDC”), subject to legal and banking documentation, for a non-revolving four year term facility of potentially up to $45 million and subject to formal credit approval from BDC and the syndicate. On August 31, 2020, Bonterra announced that it had received approval from the BDC, subject to legal and banking documentation.

On October 5, 2020, Bonterra announced that it received approval for a reserve-based lending commitment of $38.4 million from the Export Development Canada’s Direct Lending Program subject to legal and banking documentation.

Redetermination and Extension of Bonterra’s Credit Facility

On June 30, 2020 Bonterra executed another amending agreement with its syndicate of lenders to again extend the annual borrowing base redetermination date on its credit facility from June 30, 2020 to July 15, 2020. The extension requires unanimous lender consent for any advance that results in the aggregate principal amount outstanding under the credit facility to exceed $300 million.

On August 31, 2020, Bonterra announced that it had received approval from its syndicate of lenders to extend the revolving period applicable to their existing credit facility to September 30, 2020 from August 31, 2020. The credit facility continued to be available on a revolving basis until that date.

On September 30, 2020, Bonterra announced that it had received approval from its syndicate of lenders to extend the revolving period applicable to their existing credit facility to October 30, 2020 from September 30, 2020. The credit facility will continue to be available on a revolving basis until that date.

Authorized and Outstanding Share Capital

As at June 30, 2020, Bonterra is authorized to issue an unlimited number of common shares without nominal or par value. Bonterra is also authorized to issue an unlimited number of Class “A” redeemable Preferred Shares and an unlimited number of Class “B” Preferred Shares. There are currently no outstanding Class “A” redeemable Preferred Shares or Class “B” Preferred Shares.

As disclosed in the Bonterra Directors’ Circular, 33,388,796 Bonterra Shares are issued and outstanding immediately prior to the date of the Offer.

Principal Holders of Bonterra Shares

Based on publicly available information as at October 16, 2020, the Corporation understands that no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of any class of securities of Bonterra and no person acting jointly or in concert with Bonterra owns any securities of Bonterra, except as follows:

Name of Beneficial Owner	Number of Bonterra Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
George F. Fink	4,409,912	13.21%
Oberndorf Entities(2)	4,016,152	12.03%
Total	8,426,064	25.24%

Notes:

(1)	Percentage of class of Bonterra Shares beneficially owned was calculated based on 33,388,796 total issued and outstanding Bonterra Shares as disclosed in the Bonterra Directors’ Circular.
(2)	Bonterra Shares are controlled by William E. Oberndorf that are either owned directly, or through entities controlled by, Mr. Oberndorf.

Price Range and Trading Volume of the Bonterra Shares

The Bonterra Shares are listed and posted for trading on the TSX under the symbol “BNE”. The following table sets forth, for the periods indicated, the high and low trading prices (based on intra-day prices) in Canadian dollars and the trading volume of the Bonterra Shares on the TSX, as reported by FactSet. The closing price of the Bonterra Shares on the TSX on October 15, 2020, the last trading day prior to the date of this Information Circular, was $1.37.

Period	Price Range
	High ($)	Low ($)	Volume
October 2019	4.15	3.14	1,582,367
November 2019	3.90	2.86	2,344,677
December 2019	4.24	2.98	2,408,660
January 2020	4.65	3.30	2,670,853
February 2020	3.50	2.11	1,938,853
March 2020	2.56	0.64	4,795,757
April 2020	1.84	0.99	3,398,565
May 2020	1.38	0.98	2,122,647
June 2020	2.18	1.25	1,911,888
July 2020	1.89	1.27	1,027,157
August 2020	1.63	1.43	717,927
September, 2020	1.58	1.02	796,602
October 1 to 15, 2020	1.38	1.05	567,672

Prior Sales

Based on publicly available information as at October 16, 2020, Bonterra had not issued any Bonterra Shares or securities convertible into Bonterra Shares during the twelve (12) months prior to the date of this Information Circular, except for 1,173,200 Bonterra Options with an estimated fair value of $744,000 or $0.66 per Bonterra Option pursuant to Bonterra’ Stock Option Plan.

Risk Factors Relating to Bonterra

Shareholders should read and consider the risk factors specific to Bonterra’s business that will also affect the Corporation after the successful completion of the Offer. These risks are described in the section entitled “Risk Factors” in the Bonterra AIF.

Appendix “D”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Bonterra Shares. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Corporation incorporated by reference in the Offer. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on June 30, 2020. The unaudited pro forma consolidated statements of net income (loss) for the six-month period ended June 30, 2020 and the year ended December 31, 2019 give effect to the Offer as if it had occurred on January 1, 2019. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of the Corporation’s and Bonterra’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of the Corporation has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Corporation. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Obsidian Energy Ltd.

Pro Forma Consolidated Statements Income (Loss)

For the first six months ended June 30, 2020

($CAD millions, unaudited)	Notes	Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3(d)	136	—	60	—	196
Oil and gas sales, net of royalties	3(d)	—	56	(56)	—	—
Royalties	3(d)	(7)	—	(4)	—	(11)

		129	56	—	—	185
Risk management gain		22	1	—	—	23

		151	57	—	—	208

Expenses
Operating		53	30	—	—	83
Transportation		9	—	—	—	9
General and administrative	3(d)	7	—	3	—	10
Office and administration	3(d)	—	1	(1)	—	—
Employee Compensation	3(d)	—	2	(2)	—	—
Share-based compensation		1	—	—	—	1
Depletion, depreciation, impairment and accretion	3(a), (d)	844	363	1	(12)	1,196
Gain on provisions		(23)	—	—	—	(23)
Foreign exchange loss (gain)		3	—	—	—	3
Financing	3(d)	21	8	(1)	—	28
Other		4	—	—	—	4

		919	404	—	(12)	1,311

Income (loss) before taxes		(768)	(347)	—	12	(1,103)

Deferred tax recovery	3(b)	—	56	—	(56)	—

Net and comprehensive income (loss)		(768)	(291)	—	(44)	(1,103)

Net income (loss) per share
Basic	3(c)	(10.52)				(7.89)
Diluted	3(c)	(10.52)				(7.89)
Weighted average shares outstanding (millions)
Basic		73.0			66.8	139.8
Diluted		73.0			66.8	139.8

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated Statements Income (Loss)

For the year-ended December 31, 2019

($CAD millions, unaudited)	Note	Obsidian Energy Ltd	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3(d)	418	—	203	—	621
Oil and gas sales, net of royalties	3(d)	—	189	(189)	—	—
Deferred consideration		—	1	—	—	1
Royalties	3(d)	(31)	—	(14)	—	(45)

		387	190	—	—	577
Risk management loss		(15)	(1)	—	—	(16)

		372	189	—	—	561

Expenses
Operating		139	70	—	—	209
Transportation		27	—	—	—	27
General and administrative	3(d)	20	—	7	—	27
Office and administration	3(d)	—	2	(2)	—	—
Employee compensation	3(d)	—	5	(5)	—	—
Restructuring		4	—	—	—	4
Share-based compensation		5	2	—	—	7
Depletion, depreciation, impairment and accretion	3(a), (d)	913	90	3	(24)	982
Loss on dispositions		1	—	—	—	1
Gain on provisions		(9)	—	—	—	(9)
Foreign exchange loss (gain)		(3)	—	—	—	(3)
Financing	3(d)	40	18	(3)	—	55
Other		23	—	—	—	23

		1,160	187	—	(24)	1,323

Income (loss) before taxes		(788)	2	—	24	(762)

Deferred tax recovery	3(b)	—	20	—	(20)	—

Net and comprehensive income (loss)		(788)	22	—	4	(762)

Net income (loss) per share
Basic	3(c)	(10.81)				(5.45)
Diluted	3(c)	(10.81)				(5.45)
Weighted average shares outstanding (millions)
Basic		73.0			66.8	139.8
Diluted		73.0			66.8	139.8

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated Balance Sheets

As at June 30, 2020

($CAD millions, unaudited)	Notes	Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Assets
Current
Cash		2	—	—	—	2
Restricted cash		2	—	—	—	2
Accounts receivable		39	10	—	—	49
Prepaid expenses and Other	2(h)	13	—	5	—	18
Crude oil inventory	2(h)	—	1	(1)	—	—
Prepaid expenses	2(h)	—	4	(4)	—	—

		56	15	—	—	71

Non-current
Investment tax credit receivable	2(e)	—	9	—	—	9
Property, plant and equipment	2(b)	928	709	—	(360)	1,277

		928	718	—	(360)	1,286

Total assets		984	733	—	(360)	1,357

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	2(c)	67	15	—	15	97
Risk management	2(d)	—	1	—	—	1
Due to related party	2(d)	—	12	—	(1)	11
Subordinated promissory note	2(d)	—	8	—	(1)	7
Current portion of long-term debt	2(d)	—	278	—	—	278
Current portion of lease liabilities		5	—	—	—	5
Current portion of provisions		17	—	—	—	17
Deferred consideration	2(e)	—	1	—	—	1

		89	315	—	13	417
Non-current
Long-term debt		485	—	—	—	485
Deferred consideration	2(e)	—	12	—	—	12
Lease liabilities		7	—	—	—	7
Provisions	2(f)	78	136	—	(126)	88
Deferred tax liability	2(g)	—	58	—	(58)	—

		659	521	—	(171)	1,009

Shareholders’ equity
Shareholders’ capital	2(a)	2,187	765	—	(727)	2,225
Other reserves		103	—	—	—	103
Contributed surplus	2(a)	—	30	—	(30)	—
Accumulated other comprehensive loss		—	(1)	—	—	(1)
Deficit		(1,965)	(582)	—	568	(1,979)

		325	212	—	(189)	348

Total liabilities and shareholders’ equity		984	733	—	(360)	1,357

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Basis of presentation

These pro forma consolidated financial statements have been prepared by Obsidian Energy Ltd. (“Obsidian Energy”) for inclusion in the management information circular dated October 16, 2020 (the “Information Circular”), of Obsidian Energy relating to the special meeting of shareholders of Obsidian Energy to be held on November 23, 2020 (and any adjournment or postponement thereof) to approve a resolution relating to the proposed issuance of up to 72,282,992 common shares of Obsidian Energy to the holders of common shares (“Bonterra Shares”) of Bonterra Energy Corp. (“Bonterra”) in connection with the offer made by Obsidian Energy to purchase all of the Bonterra Shares. Bonterra has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition by Obsidian Energy of all of the issued and outstanding Bonterra Shares (the “Transaction”). Additionally, these pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a basis consistent with those disclosed in Note 3 of Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2019 and as disclosed in Note 2 of Obsidian Energy’s 2020 second quarter (unaudited) condensed interim consolidated financial statements.

The pro forma consolidated balance sheet as at June 30, 2020 gives effect to the Transaction and the assumptions described herein, as if the Transaction had occurred on June 30, 2020. The pro forma consolidated statements income (loss) for the year ended December 31, 2019 and the six months ended June 30, 2020 give effect to the Transaction and the assumptions described herein as if the Transaction had occurred on January 1, 2019.

The pro forma financial statements have been prepared by Obsidian Energy management for illustrative purposes only to reflect the Transaction, which includes the offer to purchase all of the issued and outstanding common shares in the capital of Bonterra for consideration consisting of two (2) common shares of Obsidian Energy for each Bonterra common share.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual consolidated financial statements and notes of Obsidian Energy, as at and for the year ended December 31, 2019;

•	the unaudited condensed interim consolidated financial statements and notes of Obsidian Energy, as at and for the six months ended June 30, 2020;

•	the audited annual consolidated financial statements and notes of Bonterra, as at and for the year ended December 31, 2019; and

•	the unaudited condensed interim consolidated financial statements and notes of Bonterra, as at and for the six months ended June 30, 2020.

Obsidian Energy has not received a consent to use the audit report in respect of Bonterra’s annual consolidated financial statements as at and for the year ended December 31, 2019. As of the date of these pro forma consolidated financial statements, Obsidian Energy has not had access to the non-public books and records of Bonterra and Obsidian Energy is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements. Bonterra has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of Bonterra contained herein. As a result, all pro forma financial information regarding Bonterra included herein has been derived, by necessity, from Bonterra’s public reports and securities filings as of September 18, 2020. While Obsidian Energy has no reason to believe that such publicly filed information is inaccurate or incomplete, Obsidian Energy does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared using certain of Obsidian Energy’s and Bonterra’s respective financial statements. In preparing these pro forma consolidated financial statements, management of Obsidian Energy has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Obsidian Energy. Actual amounts recorded upon consummation of the Transaction will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Transaction have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

IFRS 3 requires that one of Obsidian Energy and Bonterra be designated as the acquirer for accounting purposes based on the evidence available. Based on the exchange ratio described in Obsidian Energy’s Offer to Purchase and Take-Over Bid Circular dated September 21, 2020 (together, the “Offer and Circular”) on the basis of two (2) common shares of Obsidian Energy for each common share of Bonterra (calculated on an undiluted basis), the resulting share ownership percentages after the closing of the Transaction are approximately 52% to current Obsidian Energy shareholders and 48% to current Bonterra shareholders. Obsidian Energy will be treated as the acquiring entity for accounting purposes. In identifying Obsidian Energy as the acquirer for accounting purposes, management took into account the voting rights of all equity instruments and the size of each of the companies. In assessing the size of each of the companies, management evaluated various metrics, including but not limited to: total assets, production, and reserves. No single factor was the sole determinant in the overall conclusion that Obsidian Energy is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Certain reclassifications were made in respect of Bonterra’s financial statement presentation to conform to Obsidian Energy’s financial statement presentation.

2. Pro forma adjustments to the consolidated balance sheet

($CAD millions, except per share amounts)
Number of Obsidian Energy shares issued	66,777,592
Obsidian Energy share price	$0.57

Consideration	$38

Estimated Fair Value of assets and liabilities of Bonterra acquired:
Oil and gas properties	$349
Investment tax credit receivable	9
Working capital	(2)
Bank debt	(278)
Due to related party	(11)
Subordinated promissory note	(7)
Deferred consideration	(12)
Decommissioning liability	(10)

Estimated Net assets acquired	$38

The following assumptions have been applied in determining the above estimates:

a)	Consideration and Purchase Price Equation

The number of shares issued assumes 66.8 million Obsidian Energy common shares are issued to shareholders of Bonterra for a total of $38 million at a share price of $0.57 which was the closing price of an Obsidian Energy common share on the Toronto Stock Exchange on September 4, 2020 (the last trading day prior to Obsidian Energy’s press release dated September 8, 2020 announcing its intention to commence the offer related to the Transaction). The number of Obsidian Energy common shares issued is based on the estimated number of Bonterra common shares outstanding (undiluted) multiplied by the 2.00 exchange ratio established in the Offer and Circular. The total consideration will change based on fluctuations in Obsidian Energy’s share price and the number of Bonterra common shares outstanding upon completion of the Transaction. The determination of the fair values of the net assets acquired requires Obsidian Energy to make assumptions and estimates, in addition Obsidian Energy has not had access to the non-public books and records of Bonterra. The purchase price equation is preliminary as the acquisition has not closed as of the date of the pro forma information. The final calculation of the purchase price will be based on the fair value of the net assets acquired following the closing date of the Transaction and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

b)	Oil and gas properties

The fair value of the oil and gas properties is estimated at September 4, 2020.

c)	Working capital

Working capital assumed as at June 30, 2020 has been adjusted by $15 million for Obsidian Energy’s estimated transaction costs associated with the Transaction, including severance, advisory and legal costs.

d)	Bank debt, Financing instruments and financial derivatives

Obsidian Energy has assumed that the book value is equal to fair value for Bonterra’s bank debt and financial derivatives.

Obsidian Energy estimated the fair value for the Due to related party loan and Subordinated promissory note using a discount rate of 15% to reflect their subordinated nature. This resulted in a reduction in the fair value of both instruments of $1 million compared to their book value at June 30, 2020. Note the accretion on the fair value of debt was insignificant based on the assumptions.

e)	Deferred consideration and Investment tax credit receivable

The Deferred consideration and Investment tax credit receivable has been included at Bonterra’s book value on June 30, 2020 as Obsidian Energy has not been able to assess their fair values given the limited information currently available.

f)	Decommissioning Liability

The discount rate used in estimating the fair value of the decommissioning liability used a credit adjusted risk-free rate of 9.0 percent based on Obsidian Energy’s rate at June 30, 2020. The previous value of the decommissioning liability used in Bonterra’s consolidated balance sheet used a risk-free rate of 2.3 percent. The higher discount rate results in a reduction of $126 million to the provision.

g)	Deferred income tax liability

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements as at June 30, 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

h)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Crude oil inventory and Prepaid expenses recorded into Prepaids and other.

3. Pro forma consolidated statement of income (loss)

The following assumptions and adjustments were made to the unaudited pro forma consolidated statement of income (loss) for the year-ended 2019 and the first six months ended June 30, 2020:

a)	Depletion, depreciation and accretion

Depletion and depreciation expense for Bonterra has been reduced by $22 million for the year-ended 2019 and $11 million for the first six months of 2020 to reflect the amount of oil and gas properties that would have been recorded using the revised carrying amount determined in the purchase price equation.

Accretion has been calculated using Obsidian Energy’s credit adjusted risk free rate on the revised decommissioning liability balance calculated in the purchase price equation resulting in decreases of $2 million for the year-ended 2019 and $1 million for the first six months of 2020.

b)	Deferred income tax expense

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements for the year ended 2019 and for the first six months of 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

c)	Weighted average common shares

Pro forma basic and diluted net income (loss) per share was calculated using the pro forma net income (loss) divided by the weighted average number of Obsidian Energy common shares outstanding after given the effect to the Transaction as if it occurred on January 1, 2019.

d)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Oil and gas sales, net of royalties was recorded into Oil and natural gas sales and other income and royalties separately;

•	Office administration and Employee compensation was recorded into General & administrative expenses; and

•	Unwinding of the fair value of the decommissioning liabilities, which was previously recorded within Financing was now recorded into Depletion, depreciation, impairment and accretion.

Appendix “E”

GLOSSARY

In this Information Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta);

“AECO” means the Alberta Energy Company;

“affiliate” or “affiliates” in the context of the statutory procedures described herein under the CBCA includes any Person or entity that constitutes an affiliate under the CBCA and otherwise includes any Person or entity that constitutes an affiliate within the meaning ascribed thereto in NI 62-104;

“AIF” means annual information form of Obsidian Energy dated March 30, 2020 for the year ended December 31, 2019;

“Annual MD&A” means Obsidian Energy’s management’s discussion and analysis for the year ended December 31, 2019 dated March 30, 2020;

“ARC” means an advance ruling certificate pursuant to Section 102 of the Competition Act;

“associate” has the meaning ascribed thereto in NI 62-104;

“Award Plan” has the meaning ascribed thereto in “Securities Authorized for Issuance Under Equity Compensation Plans”;

“bbl” means barrel;

“BDC” means Business Development Bank of Canada;

“Beneficial Shareholders” means beneficial (non-registered) Shareholders;

“boe” means barrels of oil equivalent;

“boe/d” means barrels of oil equivalent per day;

“Bonterra” means Bonterra Energy Corp.;

“Bonterra AIF” means annual information form for the year ended December 31, 2019 dated March 10, 2020;

“Bonterra Board” means the board of directors of Bonterra;

“Bonterra Convertible Securities” means convertible securities of Bonterra exercisable for or convertible into Bonterra Shares, including Bonterra Options;

“Bonterra Directors’ Circular” means the Directors’ Circular of Bonterra dated October 6, 2020;

“Bonterra Options” means stock options to purchase Bonterra Shares issued pursuant to the Bonterra Stock Option Plan;

“Bonterra Shareholders” means the holders of Bonterra Shares, and “Bonterra Shareholder” means any one of them;

“Bonterra Shares” means common shares in the capital of Bonterra;

“Bonterra Stock Option Plan” means the stock option plan of Bonterra as approved by Shareholders at the annual and special meeting on dated May 22, 2014;

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“Circular” means the take-over bid circular dated September 21, 2020 accompanying the Offer and forming a part thereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shares” means common shares in the capital of the Corporation;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means, with respect to the transactions contemplated by the Offer, either (a) the Commissioner has issued an ARC, which ARC shall not have been rescinded or amended, or (b) (i) any applicable waiting period, including any extension of a waiting period, under Section 123 of the Competition Act shall have expired or been terminated, or the requirement to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) unless waived by the Corporation, at its sole discretion, the Corporation shall have received a No-Action Letter without any condition or on conditions that are acceptable to the Corporation, in its reasonable judgment, which No-Action Letter shall not have been rescinded or amended;

“Compulsory Acquisition” means a compulsory acquisition pursuant to Part 17 of the CBCA;

“Corporation” or “Obsidian Energy” means Obsidian Energy Ltd.;

“crude oil” means unrefined liquid hydrocarbons, excluding natural gas liquids;

“Dissenting Offeree” means each Shareholder who did not accept the Offer and each Person who subsequently acquires any such Shares;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system, a filing system developed for the SEC and accessible at www.sec.gov;

“Expiry Date” means January 4, 2021 or such later or earlier date or dates as may be fixed by the Corporation from time to time as provided under the Offer;

“Expiry Time” means 5:00 p.m. (Mountain Standard Time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Corporation from time to time as provided under the Offer;

“fully-diluted basis” means, with respect to the number of Bonterra Shares at any time, the number of Bonterra Shares that would be outstanding assuming all Bonterra Convertible Securities and any other rights to receive Bonterra Shares outstanding at that time (whether or not yet exercisable or convertible) had been exercised or converted in accordance with their terms as publicly disclosed by Bonterra;

“G&A” means general and administrative expenses;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, stock exchange or over-the-counter marketplace, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board;

“including” means including without limitation;

“Information Circular” has the meaning ascribed thereto in under “Voting Information” in the Information Circular;

“Instrument of Proxy” means the form of proxy accompanying this Information Circular;

“Interim MD&A” means Obsidian Energy’s management’s discussion and analysis for the three and six months ended June 30, 2020;

“Issuance Resolution” means the ordinary resolution approving the issuance of Common Shares to be considered and, if thought advisable, approved at the Meeting, the full text of which is set out in Appendix “A” hereto;

“Laws” means any and all: (i) laws (including common law), constitutions, treaties, statues, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity: (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgment, orders, decisions; rulings or awards of any Governmental Entity; and (iii) policies, guidelines and protocols of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for holders of Shares in the form accompanying the Offer and Circular;

“LTM” means last twelve months;

“MMBtu” means million British Thermal Units;

“MSW” means mixed sweet blend;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” means an application to the Competition Tribunal under Section 92 of the Competition Act;

“Notice-And-Access Provisions” has the meaning ascribed thereto in under “Voting Information – Notice and Access” of the Information Circular.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notice of Meeting” has the meaning ascribed thereto in under “Voting Information” in the Information Circular;

“Notification” means the submitted information prescribed pursuant to subsection 114(1) of the Competition Act;

“Obsidian Board” means the board of directors of the Corporation;

“Offer” means the Corporation’s offer to purchase, on and subject to the terms and conditions set forth in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time, all of the issued and outstanding Shares, including any Shares that may become issued and outstanding after the date hereof but prior to the Expiry Time;

“Offer and Circular” means, together, the Offer and the Circular;

“Offer Consideration” means, in respect of each Bonterra Share, two (2) Common Shares;

“OPEC” means the Organization of the Petroleum Exporting Countries;

“Options” means options to purchase Common Shares granted under the Stock Option Plan;

“Performance Period” means the period as designated by the administrator of the Award Plan applicable to a PSU Award made under the Award Plan, subject to adjustment or modification pursuant to the terms and conditions of the Award Plan;

“Performance Share Units” or “PSU Award” means performance share unit issued pursuant to the Award Plan;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Proxy Deadline” has the meaning ascribed thereto in “Voting Information” in the Information Circular;

“Regulatory Approvals” means: (a) the Competition Act Clearance; (b) the Stock Exchange Approval; and (c) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Corporation, acting reasonably, determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“Restricted Share Units” means restricted share unit issued pursuant to the Award Plan;

“RPF” means the relative performance factor of a Performance Share Unit under the Award Plan;

“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities Laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Shareholders” means the holders of Common Shares of the Corporation;

“Share Unit Award” means a Restricted Share Unit or Performance Share Unit issued under the Award Plan;

“Stock Exchange Approval” means the conditional approval of the TSX for the listing of the Corporation Common Shares to be issued in connection with the taking up of the Offer, subject only to the Corporation providing the TSX such required documentation as is customary in the circumstances;

“Stock Option Plan” has the meaning ascribed thereto in “Securities Authorized for Issuance Under Equity Compensation Plans”;

“Subsequent Acquisition Transaction” means a transaction pursuant to which the Corporation intends to acquire the remainder of the Bonterra Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Corporation) involving Bonterra and the Corporation or an affiliate of the Corporation for consideration per Share not less than, and in the same form as, the consideration paid by the Corporation under the Offer; which such Subsequent Acquisition Transaction occurs if the Corporation takes up and pays for an amount of Bonterra Shares that is less than 90% of the outstanding Shares (calculated on a fully-diluted basis) or if a Compulsory Acquisition is not available to the Corporation or the Corporation elects not to pursue such Compulsory Acquisition;

“TPH” has the meaning ascribed thereto in “Matters to be Acted Upon at the Meeting – Issuance Resolution– Fairness Opinion”;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Voting Instruction Form” a voting instruction form accompanying this Information Circular; and

“WTI” means West Texas Intermediate

Appendix “F”

FAIRNESS OPINION

(See Attached.)

September 18, 2020

The Board of Directors of Obsidian Energy Ltd.

Suite 200, 207 – 9th Avenue S.W.

Calgary, AB T2P 1K3

To the Board of Directors of Obsidian Energy Ltd.:

Tudor, Pickering, Holt & Co. Securities – Canada, ULC (“TPH”, “we” or “us”) understands that Obsidian Energy Ltd. (the “Company”) intends to make an offer to purchase (the “Offer”) all of the issued and outstanding common shares (the “Target Common Shares”) in the capital of Bonterra Energy Corp. (the “Target”) pursuant to an Offer to Purchase and Take-over Bid Circular (the “Bid Circular”) to be distributed to the holders of Target Common Shares and to the holders of Convertible Securities. We understand that, pursuant to the Bid Circular and the terms and conditions described therein, (i) the Company will offer to purchase each Target Common Share deposited pursuant to the Offer, and not withdrawn, prior to or at the Expiry Time, and (ii) holders of such Target Common Shares will be entitled to receive, in exchange for each such Target Common Share, two common shares (the “Exchange Ratio”) in the capital of the Company (the “Company Common Shares”). The Bid Circular further discloses that in the event the Company takes up and pays for Target Common Shares pursuant to the Offer, the Company intends to pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction. Capitalized terms used herein without definition are used with the meanings ascribed to such terms in the Bid Circular.

The Bid Circular also provides that the Offer is subject to certain conditions outlined in the Bid Circular, including, among other things, (i) that the Target Common Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Target Common Shares (on a fully-diluted basis); and (ii) the holders of Company Common Shares approve the issuance of the Company Common Shares to be distributed by the Company in connection with the Offer.

This opinion letter has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this opinion letter.

Engagement of TPH

TPH (together with its corporate advisory affiliates) was formally retained by the Company pursuant to an engagement letter dated June 24, 2020, amending and restating engagement letters previously entered into with the Company and as further amended by a letter agreement dated September 12, 2020 (the “Engagement Agreement”), to act, among other things, as financial advisor to the Company in connection with the Offer. Pursuant to the Engagement Agreement and in connection with the Offer, the Board of Directors of the Company (the “Board of Directors”) has requested that TPH prepare and deliver to the Board of Directors an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the Company of the Exchange Ratio set forth in the Bid Circular.

TPH will be paid a fixed fee for rendering its Opinion without regard to the conclusions expressed herein or the outcome of the Offer or any other transaction. TPH will also be paid a fee that is contingent on the consummation of the Offer or certain alternative transactions. The Company has also agreed to reimburse TPH for its reasonable

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

out-of-pocket expenses and to indemnify TPH in respect of certain liabilities that might arise out of our engagement.

Credentials of TPH

TPH is an independent investment bank dedicated exclusively to the energy sector with expertise in corporate finance, mergers, acquisitions, divestitures, debt and equity sales, research and trading. The Opinion expressed herein is the opinion of TPH and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divesture, valuation and fairness opinion matters.

Independence of TPH

None of TPH, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of the Company or the Target or any of their respective associates or affiliates. TPH is acting as financial advisor to the Company under the Engagement Agreement. Other than in respect of the Engagement Agreement, none of TPH, its associates or affiliates has acted as an advisor, agent or underwriter to the Company, the Target or any of their respective affiliates within the last three years.

There are no current understandings, agreements or commitments between TPH and the Company, the Target or any other Interested Party with respect to future business. TPH may in the future, in the ordinary course of business, provide financial advisory or investment banking or other services to the Company, the Target or their successors, associates or affiliates.

TPH acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may have today or in the future positions in the securities of the Company or the Target, and may have executed or may execute transactions on behalf of the Company, the Target or clients for which it received or may receive compensation. As an investment dealer, TPH conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to the Company or the Target.

Scope of Review

In connection with rendering this Opinion, we have reviewed and relied upon, among other things, the following:

1.	meetings and discussions with senior management and other representatives of the Company;

2.	the most recent draft of the Bid Circular, dated as of the date of this Opinion;

3.	audited consolidated financial statements for each of the Company and the Target for each of the three years ended December 31, 2017 through 2019;

4.	Management’s Discussion and Analysis of financial results for each of the Company and the Target for each of the three years ended December 31, 2017 through 2019;

5.	Management’s Discussion and Analysis and the unaudited Interim Consolidated Financial Statements of the Company for the quarters ended March 31 and June 30, 2020;

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

6.	Management’s Discussion and Analysis and the unaudited Interim Condensed Financial Statements of the Target for the quarters ended March 31 and June 30, 2020;

7.	a weekly cash flow projection for the Company prepared by management of the Company for the period of September 20, 2020 through January 2, 2021;

8.	unaudited projected business plan and financial projections for the Company prepared by management of the Company for the years ending December 31, 2020 through 2024 (the

“Company Projections for the Company”);

9.

unaudited projected business plan and financial projections for the Target prepared by management of the Company for the years ending December 31, 2020 through 2024 (the “Company Projections for the Target”);

10.

unaudited projected estimates of cost savings and other synergies, prepared by management of the Company anticipated to result from a business combination involving the Company and the Target (the “Synergies Estimates”);

11.

unaudited projected business plan and financial projections for the Company pro forma for the consummation of the transactions contemplated by the Offer, including a Compulsory Acquisition or Subsequent Acquisition Transaction and giving effect to the Synergies Estimates (the “Pro Forma Company”), prepared by management of the Company for the years ending December 31, 2020 through 2024 (the “Pro Forma Company Projections”);

12.

access to public and internal data relating to the Company’s assets and operations including lease operating statements, land summaries, well lists, production reports, environmental and regulatory data, facilities information, and marketing contracts;

13.

access to public data relating to the Target’s assets and operations, including well performance, that has been disclosed to industry regulators, and selected management presentation materials publicly disclosed by the Target;

14.	credit agreements, as amended, related to the Company’s revolving credit facility with a syndicate of bank lenders and credit extensions provided by the Company’s bank lenders;

15.	note purchase agreements, as amended, related to the Company’s senior secured notes;

16.	the collateral agency and intercreditor agreement of the Company dated March 27, 2020;

17.	estimates of the Company’s management regarding transaction costs necessary to consummate the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

18.

estimates of the Company’s management of net debt as of December 31, 2020 for the Company based on the Company Projections for the Company, for the Target based on Company Projections for the Target, and for the Pro Forma Company based on Pro Forma Company Projections;

19.	an evaluation of the Company’s reserve volumes and associated reserve values as prepared by Sproule Associates Limited effective December 31, 2019, and run on various commodity price scenarios;

20.	public information regarding the Target’s reserve volumes and associated reserve values as prepared by Sproule Associates Limited effective December 31, 2019;

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

21.	public information relating to share trading history for the Company Common Shares and the Target Common Shares, respectively;

22.	public information relating to the business, operations, financial performance and share trading history of selected public companies considered by us to be relevant;

23.	public information with respect to other transactions considered by us to be relevant;

24.	public information regarding the Canadian oil and gas industry, including current and expected future oil and natural gas prices;

25.	public information regarding North American capital markets;

26.	discussions with senior management of the Company regarding the Company’s capital structure and liquidity, including constraints on the Company’s business and the effect on equity values;

27.

discussions and meetings with bank lenders under the Company’s revolving credit facility (and their financial advisors) in relation to government support programs potentially available to the Company and the Target, including the Target’s publicly announced non-binding term sheet with the Business Development Bank of Canada;

28.	feedback received from potential transaction counterparties collected during a publicly announced review of strategic alternatives undertaken by the Company with the assistance of TPH;

29.	selected research reports published by equity analysts considered relevant;

30.

representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to, among other things, certain factual matters and the completeness and accuracy of the information upon which this Opinion is based (the “Representation Letter”);

31.	discussions with senior management of the Company and legal counsel to the Company, with respect to various matters relating to the Company and the Offer; and

32.	such other corporate, industry and financial market information, investigations and analyses as we considered necessary or appropriate in the circumstances.

Assumption and Limitations

This Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company Common Shares or the Target Common Shares, or any of the assets or securities of the Company, the Target or any of their respective affiliates and this Opinion should not be construed as such.

You have advised us and we have assumed with your consent that the Company has not received any non-public information regarding the Target from the Target or its representatives and, consequently, at your direction we have evaluated the fairness from a financial point of view on the basis of estimates and projections prepared by the Company and the other information noted above under the heading “Scope of Review”.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

us, directly or indirectly, by the Company or its affiliates or advisors, or otherwise obtained by us pursuant to our engagement, and this Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to nor have we attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or the Target in connection with preparing this Opinion and we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and the Target’s respective audited financial statements and the reports of the auditors thereon and the Company’s and the Target’s respective interim unaudited financial statements and the reports of applicable reserve evaluation engineers.

With respect to the Company Projections for the Company, the Company Projections for the Target, the Synergies Estimates and the Pro Forma Company Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of the Company as to the matters covered thereby and that such forecasts and estimates will be realized in the amounts and time periods contemplated thereby. The forecasts and estimates described herein reflect certain assumptions regarding the oil and gas industry and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analyses and this Opinion. We express no view as to any such forecasts or estimates, or the assumptions or methodologies upon which they are based.

We have assumed that the Bid Circular, when finalized, will not differ from the draft version referenced above that we have reviewed in any respect material to our analyses or Opinion, and that the Offer will be consummated in accordance with applicable law without amendment or waiver of any material term thereof and that the Bid Circular will disclose all material facts relating to the Offer and will satisfy all applicable legal requirements. We have further assumed that (i) all conditions to the consummation of the Offer will be satisfied without material amendment or waiver thereof, (ii) a Compulsory Acquisition or Subsequent Acquisition Transaction will be consummated in a timely manner at the same Exchange Ratio to permit the Company’s achievement of the Synergies Estimates and the Pro Forma Company Projections, without any limitation, restriction or condition that would be material to our analyses, and (iii) all governmental, regulatory or other consents or approvals necessary for the consummation of the Offer and the other transactions contemplated by the Bid Circular will be obtained, without any adverse effect on Company, the Target or the contemplated benefits of the business combination of the Company and the Target in any way meaningful to our analysis.

Our Opinion does not address the underlying business decision of the Company to proceed with the Offer or engage in a business combination with the Target, or the relative merits of the Offer and such transaction as compared to any other alternative transaction that might be available to the Company. This Opinion addresses only the fairness, from a financial point of view, to the Company as of the date hereof of the Exchange Ratio set forth in the Bid Circular. We do not express any view on, and our opinion does not address, any other term or aspect of the Offer, including, without limitation, the fairness of any transaction to, or any consideration received in connection therewith by, creditors or other constituencies of the Company or the Target; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or the Target, or any class of such persons, in connection with the transactions, whether relative to the Exchange Ratio or otherwise.

The Company has represented to us, in the Representation Letter, among other things, that (i) the information, data and other material (financial or otherwise) concerning the Company, the Target (which had been derived by the Company without reference to confidential information from the Target) and the Pro Forma Company

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

provided, orally or in writing, by or on behalf of the Company to us (collectively, the “Information”) was, at the date the Information was provided to us, and is, at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined under Canadian securities laws) or omit to state any material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to us, no transaction has been entered into or completed by the Company, and the Company has no plans for any such transaction, and management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on (a) the condition (financial or otherwise), business, operations, prospects, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash-flows of the Company or the Target; (b) the Offer or the contemplated benefits of a business combination with the Target; or (c) our analyses or this Opinion.

This Opinion is rendered on the basis of securities markets, economic, monetary, and general business and financial conditions as in effect on, and the information made available to us as of, the date hereof. This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw this Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this Opinion, to advise any person of any change or development that may come to our attention or to update this Opinion after the date hereof. In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of the Company, the Target or TPH. We are not legal, regulatory, tax or accounting experts and we express no opinion concerning any legal, regulatory, tax or accounting matters concerning the Offer or any other transaction, or the sufficiency of this Opinion for your purposes.

We also note that (i) in the current economic environment, many companies with predominantly Canadian oil and gas assets have limited access to equity and debt capital and (ii) based upon information provided to us by the Company, in the event the Company and the Target fail to complete a business combination, each of the Company and the Target will likely confront challenges in raising financing necessary to adequately invest in their respective businesses and in meeting their obligations in respect of outstanding indebtedness, including covenants restricting the amount of indebtedness relative to the applicable borrowing base as determined by the bank lenders for each of the Company and the Target. The Company has advised us and we understand that any shortfall in the Company’s or the Target’s access to capital may have an adverse effect on the Company or the Target, as the case may be, including a potential inability to achieve the financial forecasts described herein.

This Opinion is being provided to the Board of Directors for its exclusive use only in considering whether to proceed with the Offer and, except as expressly provided herein, may not be referred to, published, summarized, circulated or reproduced, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of TPH, provided that TPH consents to: (i) inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in form and substance acceptable to TPH, acting reasonably) in the management information circular of the Company to be delivered to shareholders of the Company in connection with seeking their approval of the issuance of the Company Common Shares to be distributed by the Company in connection with the Offer; and (ii) the filing of such management information circular, as necessary, by the Company on SEDAR and/or EDGAR and with the securities regulatory authorities in Canada and/or the United States. This Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should proceed with the Offer, or as a recommendation to any holder

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

of Company Common Shares or Target Common Shares (or any other person) as to how to vote or act with respect to the Offer or any other matter. We are not expressing any opinion as to the price or range of prices at which the Company Common Shares, Target Common Shares or any other securities may trade at any time.

TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio set forth in the Bid Circular is fair, from a financial point of view, to the Company.

Yours very truly,

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Bow Valley Square IV | Suite 2110, 250 - 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com

Tudor, Pickering, Holt & Co. Securities - Canada, ULC

Appendix “G”

CONSENT

TO:     THE BOARD OF DIRECTORS OF OBSIDIAN ENERGY LTD.

We have read the management information circular dated October 16, 2020 (the “Information Circular”), of Obsidian Energy Ltd. (“Obsidian Energy”) relating to the special meeting of shareholders of Obsidian Energy to be held on November 23, 2020 (and any adjournment or postponement thereof) to approve a resolution relating to the proposed issuance of up to 72,282,992 common shares of Obsidian Energy to the holders (“Bonterra Shareholders”) of common shares (“Bonterra Shares”) of Bonterra Energy Corp. in connection with the offer made by Obsidian Energy to Bonterra Shareholders to purchase all of the Bonterra Shares. We consent to the inclusion of our written fairness opinion dated September 18, 2020, to the Board of Directors of Obsidian Energy as Appendix “F” to the Information Circular and reference to such fairness opinion and to our firm name under the heading “Matters to be Acted Upon at the Meeting – Issuance Resolution – Fairness Opinion” in the Information Circular. The fairness opinion was given as at September 18, 2020, and is based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of the fairness opinion. In providing such consent, we do not intend that any person other than the Board of Directors of Obsidian Energy shall be entitled to rely upon our fairness opinion.

(Signed) TUDOR, PICKERING, HOLT & CO. SECURITIES – CANADA, ULC

October 16, 2020

G-1

Appendix “H”

SUMMARY OF EQUITY COMPENSATION PLANS

Capitalized terms used but not otherwise defined in this Appendix “H” shall have the meaning ascribed to them in the Information Circular.

Stock Option Plan

The following is a summary of the Corporation’s Stock Option Plan.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Obsidian Energy’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Obsidian Energy’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Obsidian Energy’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Obsidian Energy and by strengthening the alignment of the interests of personnel with the interests of Shareholders.

Grants: The Stock Option Plan provides that any director, officer, other employee of, or person or company engaged by, Obsidian Energy or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan.

Restrictions on Number of Common Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Common Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements of the Corporation, including the Stock Option Plan;

(b)

the number of Common Shares issuable to insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, including the Stock Option Plan, will not exceed 10% of the issued and outstanding Common Shares;

(c)

the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, including the Stock Option Plan, will not exceed 10% of the issued and outstanding Common Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Common Shares that are outstanding (on a non-diluted basis) during such calendar year; and

(e)

the aggregate number of Common Shares that may be reserved for issuance pursuant to the exercise of Options granted to directors of Obsidian Energy who are not also an employee of Obsidian Energy (“Non-Management Directors”) pursuant to the Stock Option Plan shall not exceed 1.0% of the Common Shares outstanding from time to time, and the aggregate value of Options granted to any one Non-Management Director during a calendar year shall not exceed $100,000.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Common Shares (whether as a result of the exercise Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Common Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Committee has determined that, until otherwise determined by the Committee, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Obsidian Energy with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have executive employment agreements, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Committee has determined that, until otherwise determined by the Committee, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Obsidian Energy, securities of Obsidian Energy may not be traded by certain persons as designated by Obsidian Energy (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black- Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Common Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Obsidian Energy, at any time, for the disposition and surrender by the Option holder to Obsidian Energy (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Obsidian Energy may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Obsidian Energy to the Option holder. “Fair Market Value” means the weighted average of the prices at which the Common Shares traded on the TSX for the five trading days on which the Common Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Common Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Common Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Obsidian Energy and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)	upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Common Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Common Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Common Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Common Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Common Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Common Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Obsidian Energy or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Obsidian Energy or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Obsidian Energy that is acceptable to it; or (ii) retirement from active employment or consultancy with Obsidian Energy or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Obsidian Energy or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Obsidian Energy or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Obsidian Energy that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing to maintain the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Common Shares, and the Option holders will be bound by any such determination. If Obsidian Energy fixes a record date for a distribution to all or substantially all of the holders of the Common Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Obsidian Energy enters into any transaction or series of transactions whereby Obsidian Energy or all or substantially all of the assets of Obsidian Energy and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Obsidian Energy and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Obsidian Energy under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Obsidian Energy under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Obsidian Energy shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

Restricted and Performance Share Unit Plan

The following is a summary of the Award Plan.

The Award Plan is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of the Common Shares.

The purpose of the Award Plan is to promote a proprietary interest in the Corporation and greater alignment of interests between officers, employees and consultants of the Corporation and the Shareholders, provide a compensation system for such officers, employees and consultants that are reflective of their responsibility and to assist the Corporation in attracting and retaining experienced individuals. The Award Plan is administered by the Board (which may delegate its authority to one of its committees), which has authority to interpret the Award Plan, including any questions in respect of any Share Unit Awards granted thereunder. The Share Unit Awards granted under the Award Plan are not assignable.

Under the Award Plan, Share Unit Awards may be granted in respect of Common Shares provided that the aggregate number of Common Shares reserved for issuance under the Award Plan does not exceed 4.5% of the aggregate number of issued and outstanding Common Shares.

Notwithstanding any other provision in the Award Plan, Share Unit Awards may be granted to officers, employees and consultants of the Corporation (each, a “Grantee”) provided: (i) the number of Common Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to Insiders within any one year period, under all security based compensation arrangements of the Corporation, including the Award Plan, shall not exceed 10% of the issued and outstanding Common Shares. As of October 13, 2020, the Corporation’s issued and outstanding Common Shares were 73,506,743. Directors who are not employees of the Corporation or any affiliate of the Corporation are not eligible to receive Share Unit Awards under the Award Plan.

Share Unit Awards initially have a notional value equivalent to the value of a Common Share. RSU Awards vest on the first, second and third anniversaries of the date of grant, and are paid out within 30 days of the vesting date, unless otherwise determined by the Board at the time of grant, and subject to certain other events described below. No payment may be made upon settlement of an RSU Award on a date following December 31 of the third calendar year following the year in which the RSU Award was granted (the “Award Expiry Date”). Upon vesting, each RSU Award will be paid out at the election of the Board in cash, or by purchase of Common Shares or by the issuance of Common Shares. If paid out in cash each RSU Award will have a value equal to the weighted average Common Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Common Shares notionally underlying the RSU Award, as adjusted for dividends paid on the Common Shares while such RSU Award was outstanding. If the Board elects to pay out the RSU Awards by buying the Common Shares, Obsidian Energy will purchase the number of fully paid and non-assessable Common Shares underlying such RSU Awards, subject to adjustment for dividends, from the open market. If the Board elects to pay out the RSU Award in Common Shares, Obsidian Energy will issue the number of fully paid and non-assessable Common Shares underlying such RSU Award, subject to adjustments for dividends.

PSU Awards in the vest on the later of the completion of the Performance Period applicable to such PSU Award and the third anniversary of the date of grant of such PSU Award and are paid out within 90 days of the vesting date, unless otherwise determined by the Board at the time of grant and subject to certain other events described below. No payment may be made upon settlement of the PSU Award on a date following the Award Expiry Date. At the time of payout, the Board will apply a “Payout Multiplier” to a PSU Award which may increase or decrease the number of Common Shares notionally underlying such PSU Award. The Payout Multiplier may range from zero to 2.0 and will be based on Obsidian Energy’s performance during the Performance Period.

Upon vesting, each PSU Award will be paid out in cash or Common Shares at the election of the Board. If paid out in cash, each PSU Award will have a value equal to the weighted average Common Share price on the TSX for the five Trading Days immediately prior to the payment date multiplied by the number of Common Shares notionally underlying the Share Unit Award, as adjusted for the Payout Multiplier and dividends paid on the Common Shares while such PSU Award was outstanding. If the Board elects to pay out the PSU Award in

Common Shares, Obsidian Energy will issue the number of fully paid and non-assessable Common Shares notionally underlying such PSU Awards as adjusted for the Payout Multiplier and dividends paid on the Common Shares while such PSU Award was outstanding. In addition, the Board may elect to settle PSU Awards by purchasing Common Shares on the TSX and providing such Common Shares to the holder of such PSU Awards.

Under the Award Plan, in case of a Grantee’s death, the Corporation will make a cash payment or issue Common Shares to such Grantee’s legal representatives in respect of all Share Unit Awards held by the Grantee at the date of death (and all unvested Share Unit Awards will be deemed to have vested as of the date of death), and the Payout Multiplier applicable to any PSU Awards held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination for cause or as a result of a voluntary resignation, all Share Unit Awards granted to such Grantee under the Award Plan will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the “Cessation Date”). If a Grantee ceases to be an officer, employee or consultant of Obsidian Energy due to a termination not for cause, all Share Unit Awards granted to such Grantee under the Award Plan which have not otherwise vested within 90 days following the Cessation Date will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee. If a Change of Control (as defined in the Award Plan) occurs prior to the date on which the Corporation pays cash or issues Common Shares to the Grantee in respect of an outstanding Share Unit Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason (as defined in the Award Plan), the payment date for all such Share Unit Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Cessation Date and the Payout Multiplier shall be determined by the Board acting reasonably. All of these provisions are subject to any alternative arrangements that may be contained in a separate Share Unit Award Agreement or employment agreement between the Corporation and a particular Grantee.

If the Corporation completes a transaction or a series of transactions whereby substantially all of the Common Shares or substantially all of the Corporation’s property or assets become the property or assets of another person (the “Continuing Entity”) the Corporation and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Share Unit Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all covenants and obligations of the Corporation under the Award Plan, the outstanding Share Unit Awards and the Share Unit Award Agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of the Corporation under the Award Plan, and Obsidian Energy shall be relieved of its obligations thereunder.

Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the Shareholders suspend, discontinue or amend the Award Plan or a Share Unit Award made thereunder provided that unless a holder of Share Unit Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Share Unit Award in a manner that would adversely alter or impair any Share Unit Award previously granted to such holder. Further, the Board may not, without the approval of the Shareholders, amend the Award Plan or a Share Unit Award to: (i) increase the percentage of issued and outstanding Common Shares that are available to be issued pursuant to granted and outstanding Share Unit Awards; (ii) increase the number of Common Shares that may be issued to Insiders of the Corporation under the Award Plan; (iii) permit non-employee directors to be eligible recipients under the Award Plan or in any other way permit non-employee directors to become eligible to receive Share Unit Awards under the Award Plan; (iv) extend the Award Expiry Date of any Share Unit Award granted under the Award Plan; (v) permit the transfer or assignment of Share Unit Awards; or (vi) amend the amendment provisions of the Award Plan.